ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

RECD S.E.C.
APR 12 2004
1086

April 9, 2004

40-33

Jason P. Pogorelec
(617) 951-7415
jpogorelec@ropesgray.com

04025424

PROCESSED
APR 20 2004
THOMSON FINANCIAL

BY HAND

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Putnam Income Fund (File No. 811-653) and the other Putnam funds listed on Exhibit A attached hereto (together with Putnam Income Fund, the "Putnam Funds")

Ladies and Gentlemen:

On behalf of the Putnam Funds, please find enclosed copies of the following complaints filed pursuant to Section 33 of the Investment Company Act of 1940:

1. Kavaler v. Hill, Civil Action No. 04-1114, Superior Court of the State of Massachusetts, County of Suffolk (filed on March 15, 2004). The complaint is a derivative action filed on behalf of Putnam Income Fund against Putnam Investment Management, LLC, and certain of its affiliates (collectively, "Putnam"), certain current and former employees of Putnam, certain officers of Putnam Income Fund, and each member of the Board of Trustees of Putnam Income Fund, among others.

2. Brazin v. Hill, Civil Action No. 04-1116, Superior Court of the State of Massachusetts, County of Suffolk (filed on March 15, 2004). The complaint is a derivative action filed on behalf of Putnam Vista Fund against Putnam, certain current and former employees of Putnam, certain officers of Putnam Vista Fund, and each member of the Board of Trustees of Putnam Vista Fund, among others.

3. Wiegand v. Hill, Civil Action No. 04-0359, Superior Court of the State of Massachusetts, County of Suffolk (filed on January 27, 2004). The complaint is a derivative action filed on behalf of Putnam Classic Equity Fund against Putnam, certain current and former employees of Putnam, certain officers of Putnam Classic Equity Fund, and each member of the Board of Trustees of Putnam Classic Equity Fund, among others.

4. Klein v. Hill, Civil Action No. 04-0362, Superior Court of the State of Massachusetts, County of Suffolk (filed on January 27, 2004). The complaint is a derivative action filed on behalf of Putnam Global Equity Fund against Putnam, certain current and former employees of Putnam, certain officers of Putnam Global Equity Fund, and each member of the Board of Trustees of Putnam Global Equity Fund, among others.

5. Denenberg v. Putnam Investment Management, Inc., Civil Action No. 04-10219 (RWZ), United States District Court for the District of Massachusetts (filed on January 30, 2004). The complaint is a derivative action filed on behalf of the Putnam Funds against Putnam, certain current and former employees of Putnam, certain officers of the Putnam Funds, and each member of the Board of Trustees of the Putnam Funds, among others.

Please direct any questions or comments relating to the enclosed materials to the undersigned at the above number or Brian D. McCabe, Esq. at (617) 951-7801.

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to the messenger.

Respectfully submitted,

Jason P. Pogorelec

Jason P. Pogorelec

Enclosures

cc: Karen R. Kay, Esq., Putnam Investments (w/o encl.)
John W. Gerstmayr, Esq. (w/o encl.)
Brian D. McCabe, Esq. (w/o encl.)

Exhibit A

Putnam American Government Income Fund	File No. 811-4178
Putnam Arizona Tax Exempt Income Fund	File No. 811-6258
Putnam Asset Allocation Funds, on behalf of the following series:	File No. 811-7121
Putnam Asset Allocation: Balanced Portfolio	
Putnam Asset Allocation: Conservative Portfolio	
Putnam Asset Allocation: Growth Portfolio	
Putnam California Tax Exempt Income Fund	File No. 811-3630
Putnam California Tax Exempt Money Market Fund	File No. 811-5333
Putnam Capital Appreciation Fund	File No. 811-7061
Putnam Classic Equity Fund	File No. 811-7223
Putnam Convertible Income-Growth Trust	File No. 811-2280
Putnam Diversified Income Trust	File No. 811-5635
Putnam Discovery Growth Fund	File No. 811-6203
Putnam Equity Income Fund	File No. 811-2742
Putnam Europe Equity Fund	File No. 811-5693
Putnam Funds Trust, on behalf of the following series:	File No. 811-7513
Putnam International Growth and Income Fund	
Putnam Small Cap Growth Fund	
Putnam Florida Tax Exempt Income Fund	File No. 811-6129
The Putnam Fund for Growth and Income	File No. 811-781
The George Putnam Fund of Boston	File No. 811-58
Putnam Global Equity Fund	File No. 811-1403
Putnam Global Income Trust	File No. 811-4524
Putnam Global Natural Resources Fund	File No. 811-3061
Putnam Health Sciences Trust	File No. 811-3386
Putnam High Yield Advantage Fund	File No. 811-4616
Putnam High Yield Trust	File No. 811-2796
Putnam Intermediate U.S. Government Income Fund	File No. 811-6257
Putnam International Equity Fund File	File No. 811-6190
Putnam Investment Funds, on behalf of the following series:	File No. 811-7237
Putnam Capital Opportunities Fund	
Putnam Growth Opportunities Fund	
Putnam International Capital Opportunities Fund	
Putnam International New Opportunities Fund	
Putnam Mid Cap Value Fund	
Putnam New Value Fund	
Putnam Research Fund	
Putnam Small Cap Value Fund	
Putnam Investors Fund	File No. 811-159
Putnam Massachusetts Tax Exempt Income Fund	File No. 811-4518
Putnam Michigan Tax Exempt Income Fund	File No. 811-4529
Putnam Minnesota Tax Exempt Income Fund	File No. 811-4527
Putnam Money Market Fund	File No. 811-2608

Putnam Municipal Income Fund	File No. 811-5763
Putnam New Jersey Tax Exempt Income Fund	File No. 811-5977
Putnam New Opportunities Fund	File No. 811-6128
Putnam New York Tax Exempt Income Fund	File No. 811-3741
Putnam New York Tax Exempt Money Market Fund	File No. 811-5335
Putnam New York Tax Exempt Opportunities Fund	File No. 811-6176
Putnam Ohio Tax Exempt Income Fund	File No. 811-4528
Putnam OTC & Emerging Growth Fund	File No. 811-3512
Putnam Pennsylvania Tax Exempt Income Fund	File No. 811-5802
Putnam Tax Exempt Income Fund	File No. 811-2675
Putnam Tax Exempt Money Market Fund	File No. 811-5215
Putnam Tax-Free Income Trust, on behalf of the following series:	File No. 811-4345
Putnam Tax-Free High Yield Fund	
Putnam Tax-Free Insured Fund	
Putnam Tax Smart Funds Trust, on behalf of the following series:	File No. 811-09289
Putnam Tax Smart Equity Fund	
Putnam U.S. Government Income Trust	File No. 811-3897
Putnam Utilities Growth and Income Fund	File No. 811-5889
Putnam Variable Trust	File No. 811-5346
Putnam Vista Fund	File No. 811-1561
Putnam Voyager Fund	File No. 811-1682

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS
BOSTON DIVISION

SIMON J. DENENBERG, TRUSTEE of the SARAH L. ROSS TRUST, derivatively on behalf of the PUTNAM U.S. GOVERNMENT INCOME TRUST and the "PUTNAM FUNDS"[1]	NO. 04 CV 10219 RWZ
Plaintiff	MAGISTRATE JUDGE Bowler
v.	
PUTNAM INVESTMENT MANAGEMENT, INC., PUTNAM INVESTMENT MANAGEMENT, LLC, PUTNAM MANAGEMENT TRUST, PUTNAM LLC d/b/a PUTNAM INVESTMENTS, PUTNAM INVESTMENTS TRUST and MARSH & McLENNAN COMPANIES INC., OMID KAMSHAD, JUSTIN M. SCOTT, LAWRENCE J. LASSER, WILLIAM H. WOLVERTON, JAMESON ADKINS BAXTER, CHARLES B. CURTIS, JOHN A. HILL, RONALD J. JACKSON, PAUL L. JOSKOW, ELIZABETH T. KENNAN, JOHN H. MULLIN, III, ROBERT E. PATTERSON, GEORGE PUTNAM, III, A.J. SMITH, W. THOMAS STEPHENS, and W. NICHOLAS THORNDIKE	JURY TRIAL DEMANDED
Defendants	RECEIPT # 53505 AMOUNT $ 150- SUMMONS ISSUED 25 LOCAL RULE 4.1 WAIVER FORM MCF ISSUED BY DPTY. CLK. DATE 1-30-04
and	
the PUTNAM U.S. GOVERNMENT INCOME TRUST FUND and the PUTNAM FUNDS	
Nominal Defendants	

DERIVATIVE COMPLAINT

[1] A list of the "Putnam Funds" is attached to this Derivative Complaint ("Complaint") as Exhibit A.

The Plaintiff, Simon J. Denenberg, Trustee of the Sarah L. Ross Trust, derivatively on behalf of the Putnam U.S. Government Income Trust and each of the Putnam Funds hereby complains against the Defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act of 1940, 15 U.S.C. §80b-14; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. §78aa; and 28 U.S.C. § 1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district. The Putnam Defendants (see below) are headquartered in Boston, Massachusetts.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

5. Plaintiff Simon J. Denenberg, Trustee of the Sarah L. Ross Trust ("Plaintiff"), is a resident of Montgomery County, Pennsylvania. As Trustee, he owns in excess of 9,000 shares in the Putnam U.S. Government Income Trust which he has owned at all times relevant to the Complaint and which he continues to own.

Putnam Defendants

6. The Putnam Defendants ("Putnam" or "Putnam Defendants") defined in this paragraph 6 are the companies in the chain of companies and trusts that manage and advise the Putnam Funds.

(a) Defendant Putnam Investment Management LLC ("Putnam Management" or the "Advisor") is one of America's oldest and largest money management firms which had over $164 Billion in assets from more than 13 million shareholders under management as of December 31, 2002. Putnam Management serves as the investment manager for the Putnam Funds. Putnam Management is registered as an investment advisor under the Investment Advisers Act and managed and advised the Putnam Funds at all times relevant to this Complaint.

(b) Defendant Putnam Management Trust is a Massachusetts business trust and the 100% owner of Putnam Management.

(c) Defendant Putnam LLC, which generally conducts business under the name Putnam Investments, is the owner of Defendant Putnam Management Trust which is in-turn owned by Defendant Putnam Investments Trust.

7. The Putnam Defendants are organized under Massachusetts law with their principal place of business at One Post Office Square, Boston, Massachusetts 02109. The Putnam Defendants are all direct or indirect subsidiaries of Defendant Marsh & McLennan Companies, Inc. (see below).

8. Defendant Marsh & McLennan Companies Inc. ("MMCI") is a publicly owned Delaware company, trading on the New York Stock Exchange. MMCI's operating subsidiaries include insurance brokers, investment managers and Putnam. MMCI is the ultimate parent of the Putnam Defendants. It has its principal place of business in New York City.

Individual Defendants

9. Defendant Justin M. Scott ("Scott"), a resident of Marblehead, Massachusetts, was a Putnam Fund manager. Scott joined Putnam in 1988, and was managing director and chief investment officer of the International Equities Group for Putnam until he was fired by Putnam on October 24, 2003.

10. Defendant Omid Kamshad ("Kamshad"), a resident of Weston, Massachusetts, was a Putnam Fund manager. Kamshad joined Putnam in 1996 and served as managing director and chief investment officer of the International Core Equity Group for Putnam until he was fired by Putnam on October 24, 2003. Kamshad's immediate superior at Putnam was Scott.

11. Defendant Lawrence J. Lasser ("Lasser"), a resident of this district, was the former CEO of the Adviser until he was forced to resign on November 3, 2003. Lasser had been employed by the Putnam Defendants for 33 years rising to the position of CEO of the Adviser where his duties included supervisory trading in the Putnam Funds. When Lasser was fired, his retirement package was estimated at $31 million.

12. Defendant William H. Wolverton ("Wolverton"), a resident of this district, is the General Counsel of the Advisor. Wolverton's duties included overseeing compliance by the Putnam Defendants with the Putnam Fund's' rules as well as the laws and regulations of governmental authorities. According to the November 14, 2003 *__Wall Street Journal__*, Massachusetts authorities are investigating Wolverton's personal Putnam Funds accounts for short term trading and considering a civil fraud charges against him.

13. The defendants described in paragraphs 9 through 12 above are referred to as the "Individual Defendants."

Trustee Defendants

14. The individuals named below are each Trustees of the Board of Trustees ("Trustees") for the Putnam Investment Trust ("Trust").

(a) Jameson Adkins Baxter

(b) Charles B. Curtis

(c) John A. Hill, Chairman of the Board of Trustees

(d) Ronald J. Jackson

(e) Paul L. Joskow

(f) Elizabeth T. Kennan

(g) John H. Mullin, III

(h) Robert E. Patterson

(i) George Putnam, III, President of Board of Trustees

(j) A.J. Smith

(k) W. Thomas Stephens

(l) W. Nicholas Thorndike

(m) Lawrence J. Lasser: (see paragraph 11 above). The Defendants described in this paragraph 14 are referred to as the "Trustees."

15. These Trustees are the Trustees of each of the 101 Putnam Funds.

16. The Trustees are responsible for protecting the interests of Putnam shareholders, for general oversight of each Putnam Funds' business, and for assuring that "each fund is managed in the best interest of shareholders." See http://www.putnam.com/individual/content/a/a5/.htm. Defendant George Putnam, III was quoted in Bloomsberg News on January

13, 2004 as saying that Putnam did not understand the seriousness of its market-timing problem, but the Trustees too failed to apprehend the seriousness or the impact of market-timing.

17. The Trustees retained Putnam Management to make investment decisions for the Putnam Funds.

18. During the relevant time period, the Trustees met monthly (except August) for a two day period to review the operations of the various Putnam Funds. These meetings are intended to "ensure that each fund's performance is reviewed in detail *at least twice a year*." *Id.* (emphasis supplied). Each Trustee is paid fees estimated at above $200,000 per year. The Trustees also are entitled to receive a retirement benefit after five years of service as a trustee in an amount equal to one-half the average annual compensation paid to the Trustee for the last three years prior to retirement. The benefit is paid for life or for a time period equal to the number of years of service. In addition, the retirement benefit includes a death benefit guaranteeing the payment of lesser of ten years or total years of service.

19. Trustees serve for an indefinite term - until death, age 72 *or removal.*

Nominal Defendants

20. Nominal Defendant the Putnam International Equity Fund is a Massachusetts Business Trust operating as a mutual fund with assets held in trust by the Trustees and with Putnam Management as its Advisor. Putnam International Equity Fund is an open end management investment company that invests 80% of its assets in equities outside the United States.

21. Nominal Defendants the Putnam Funds is a family of mutual funds comprising the fifth largest of such fund families in the United States. The Putnam Funds invest in equity and debt securities of domestic and foreign entities allowing the smaller investor to diversify his or her investment portfolio through the selection.

22. The defendants described in paragraphs 9-12 are referred to as the "Individual Defendants." The defendants described in paragraphs 20-21 are described as the Nominal Defendants. The defendants described in paragraphs 14 are sometimes described as the "Trustee Defendants." The Defendants together are described as "Defendants."

PRELIMINARY STATEMENT

23. This derivative action is brought to recover damages for injuries to the Putnam International Fund and each of the Putnam Funds caused by the Defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices in the Putnam Funds which operated as a fraud and deceit on the Plaintiff and the Nominal Defendants (hereafter together "Plaintiff") and caused harm to the Plaintiff.

Fiduciary Duty

24. Each of the Putnam Defendants and the Trustee Defendants owed to the Putnam Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, owed the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, the duty not to place their own financial interests above those of the Putnam Funds and their shareholders, and the duty of full and candid disclosure of all material facts thereto.

25. Each of the Putnam Defendants owed to the Putnam Funds and their shareholders the fiduciary duty not to engage in deceptive contrivances or schemes, acts or transactions or courses of business that operate as a fraud on the Putnam Funds and their shareholders.

26. Each of the Putnam Defendants owed to the Putnam Funds and their shareholders the duty of care, not to waste corporate or fund assets paying excess fees and expenses.

27. In response to the scandal attendant upon the acts of Defendants described in this Complaint, on November 14, Putnam Investments took out a full page in *The Wall Street Journal* promising, "We will restore accountability, *integrity* and confidence" (emphasis supplied).

Manipulative Devices

28. Like all other mutual funds, the Putnam Funds' shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, to price orders at the next day's NAV, is known as "forward pricing," and has been required by law since 1968.

29. Late Trading. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the affected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

30. "Late trading can be analogized to betting today on yesterday's horse races."[2] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong in the fund* -- to give the late trader his gain. The late trader's profit is revenue withheld from the shareholders and the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

31. Market Timing. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

32. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-

[2] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., Complaint ¶ 10.

yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

33. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently *increase the fund's transaction costs* substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. *The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.*

34. Because of the harm timing can cause, honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, these efforts to counter the ill effects of "timing" on their funds do not eliminate the practice, they only reduce it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, available at: http://faculty-gsb.stanford.edu/zitzewitz/Reseach/arbitrage1002.pdf.

35. Fund managers have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. *These fees can be waived or avoided if the fund managers are, as here, assisting the timer or doing the timing.*

Directed Commissions

36. Mutual fund companies like Putnam frequently "reward" brokers who sell more of the Funds' products by directing stock trading business to those brokerage firms, a practice known in industry as "directed commissions." These directed commissions create a conflict of interest to keep fund expenses down of the mutual fund shareholders and of the funds and the interests to sell more funds of the Putnam Defendants who calculate their compensation on the amount of assets under management.

FACTUAL BACKGROUND

37. The Individual Defendants perpetrated manipulative schemes on the Putnam Funds, or, failed in their duties to detect and contain the manipulative schemes, from at least from 1998 to October 3, 2003. The schemes violated the Putnam Fund managers' fiduciary duties to the Putnam Funds and their shareholders but gained the managers substantial profits, fees and other income.

38. While each mutual fund is sold separately and managed separately, Putnam runs all of the funds. The portfolio managers are all employees of Putnam and Putnam (and in turn the managers) makes its profit from fees it charges the funds for financial advice and other services. Such fees are charged as a percentage of the assets in the fund.

Portfolio Managers' Market Timing

39. The Putnam Funds are designed to be long-term investments and are structured to discourage market-timing. The majority of funds are sold to investors as "no-load" with no initial sales commissions or fees but with a back end percentage charge called a deferred sales charge (in varying amounts) if the investment is sold before the close of a fixed holding period.

40. Investors are permitted, however, to exchange fund shares for another Putnam fund of the same class (*i.e.*, A, B, C, etc.) at NAV without incurring the deferred sales charge.

The 2002 prospectus for the Putnam International Equity Fund states, in language typical of the prospectuses of all of the Putnam Funds states

> The exchange privilege is not intended as a vehicle for short-term trading. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. In order to limit excessive exchange activity and otherwise to promote the best interests of the fund, the fund imposes a redemption fee of 1.00% of the total exchange amount (calculated at market value) on exchanges of shares held less than 90 days. The fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange. The fund into which you would like to exchange may also reject your exchange. These actions may apply to all shareholders or only to those shareholders whose exchanges Putnam Management determines are likely to have a negative effect on the fund or other Putnam funds. Consult Putnam Investor Services before requesting an exchange.

41. The Individual Defendants had access to non-public information concerning current portfolio holdings, valuations and intended transactions for the Putnam Funds they managed. Beginning in at least 1998, Scott, as managing director and chief investment officer of Putnam's International Equities Group, and Omid Kamshad, as managing director and chief investment officer of Putnam International Core Equity Group, engaged in repeated short-term trading or market timing of Putnam Funds in their personal accounts. Scott continued such trading through 2000, Kamshad until 2003.

42. The Individual Defendants' short-term trading was in the same Putnam Funds over which they had decision-making authority and responsibility and about which they had current non-public information.

43. In 2000 the Individual Defendants were confronted by their superiors at Putnam and warned about their trading activity, but neither ceased short-term trading. The controls imposed on them by their Putnam superiors were minimal or ineffective and in-turn ignored by

the Individual Defendants. Finally in October 2003, after the industry-wide mutual fund scandal had dominated the financial pages of the newspapers for months, and after an employee from the Putnam call center reported the Individual Defendants to Massachusetts regulators, Putnam fired the Individual Defendants (as well as certain other "unnamed" portfolio managers).

44. On October 28, 2003 the Securities and Exchange Commission filed an action ("SEC Action"[3]) in the United States District Court against the Individual Defendants alleging violations of Sections 206(1) and (2) of the Investment Advisors Act and seeking the disgorgement of all profits plus civil penalties for the same actions that are alleged in this Complaint.

45. The SEC Action alleges that Kamshad engaged in at least 38 "round trip"[4] trades in Putnam Funds between 1998 and 2003, including four funds that he managed and that this trading was permitted by Putnam even though senior Putnam executives had learned of large and frequent movement of Putnam Funds by Kamshad as early as 2000. The SEC Action also alleges that Scott engaged in 35 "round trips" in Putnam Funds, including funds he was managing during the relevant time period, and that on at least 12 consecutive days he bought and sold millions of dollars worth of shares for hundreds of thousands in profits.

46. The SEC has also instituted and quickly settled, on November 13, 2002, an administrative proceeding against Putnam arising out of the Individual Defendants' illegal activities,[5] which are the same activities as alleged in this Complaint. The SEC settlement will require that employees of the Putnam Funds who purchase Putnam Funds will be subject to a specific extended holding period. The SEC settlement also put in place some measures designed

---

[3] *Securities and Exchange Commission v. Scott and Kamshad,* Civ. A. No. 03-12082 (U.S.D.C., D.MA, October 28, 2003)

[4] A "round trip" is a trade in which the shareholder bought and then sold mutual funds. *Id.* at n.1.

to assure the *future* independence of the Trustee Defendants. No monetary penalty was fixed by the SEC settlement although the Putnam Defendants admitted liability (leaving damages open for a later penalty phase). According to the few public reports on the penalties contemplated, Defendants will pay back the "improper profits" made by employees, which is (or may be) the measure of the loss to investors.

47. By December 2003, 15 employees - most unidentified - had left the firm.

Favored Customers' Market Timing

48. On the same day the SEC Action was filed, the Massachusetts Securities Division filed an Administrative Complaint[6] ("MA Complaint") against Putnam and the Individual Defendants seeking an order of disgorgement of illegal profits plus a fine. The MA Complaint alleges that the Individual Defendants and Putnam allowed participants in the 401(K) retirement plan for the Boilermakers Local Lodge No. 5 of New York ("Plan"), a Plan administered by Putnam, to time the funds in their Plan between 2000-2003.

49. The MA Complaint alleges that through these timing activities at least 28 Plan participants placed between 150-500 trades in the period between 2000-2003 and that one individual made *$1 million for his retirement account by* market timing the Putnam International Voyager fund in his 401(K). In fact, trading by these favored Plan participants became so frequent, that the hours between 3:00 P.M. and 4:00 P.M. were nicknamed the "boilermaker hour" at Putnam's Norwood, Massachusetts office.

50. In December 2003, Putnam took the unusual step of "firing" the Boilermakers Local Lodge No. 5 as a client.

---

[5] *In the Matter of Putnam Investment Management LLC*, Administrative Proceeding File No. 3-11317, U.S. Securities Exchange Commission.

[6] *In the Matter of Putnam Investment Management, Inc., Putnam Investment Management LLC, Omid Kamshad, Justin Scott*, Docket No. E-2003-061, Commw. of MA, Office of Sec'y of Comm. Securities Division.

Failure to Supervise

51. Defendants Lasser and Wolverton had the duty to supervise trading in the Putnam Funds. In addition, Wolverton had the duty to supervise the Putnam Funds' compliance with its internal rules as well as all governmental rules and regulations.

52. Putnam formed a Market Timing Department ("MTD") in 1996 and charged it with the responsibility of reviewing trading patterns to determine if trades are abusive or "excessive" and to remain sensitive to market timing activities. Putnam's internal guidelines set out the activity to be investigated by the MTD including (but not limited to)[7]

(a) 100K Report (Any single exchange over $100,000)

(b) Purchases over $250,000

(c) Redemptions over $250,000

(d) In a 6 month period, 4 exchanges of $75,000 or more within a single account

(e) Any exchange involving 1% of the assets of the fund moved in and out within 10 days

53. Putnam knew of the damage market timers and short-term traders has on the value and performance of mutual funds. Putnam also knew the costs associated with market timing or short-term trading in mutual funds. In fact Putnam outlined some of the costs of market timing in a document called "Market Timing Department Functional Narrative, March 2003," circulated within Putnam.[8] These costs include

- increased transaction costs
- ill-timed or unanticipated capital gains
- cash position imbalance

[7] *Id.* at ¶ 30.

- disruption to trading strategies, and
- short-term profit taking at the expense of the fund and the long-term investors.

54. In the face of these policies and their fiduciary duties, the Putnam Defendants knowingly, deceptively permitted and actively facilitated the Individual Defendants' market timing, allowing them to conduct late trading and/or market timing on the Putnam Funds to the detriment of the Putnam Funds. Similarly, the Putnam Defendants knowingly, deceptively permitted and actively facilitated the market timing in the Putnam Funds by favored customers as alleged in this Complaint. Putnam either ignored the warning signs from the MTD or deliberately violated their internal guidelines and permitted the Individual Defendants and the favored Plan participants to short-term trade/market time.

55. Secretary of the Commonwealth William F. Galvin was quoted as saying the acts and breaches by the Putnam Defendants "by far [have] been the most outrageous examples of insider trading"...

56. As a result of the Putnam Defendants' misconduct, these events have had and will have a series of deleterious effects on the Putnam Funds, including but not limited to:

(a) Loss of confidence of the investing public in the integrity and management of the Putnam Funds, thereby resulting in the Putnam Funds losing NAV and market value.

(b) Their firing as pension administrator over billions of dollars worth of assets by various state pension funds including: Massachusetts State Pension Fund, California Public Employees Retirement System, Vermont State Teachers Retirement System, Rhode Island Retirement System, Iowa Retirement System and Pennsylvania Retirement System. In addition the Washington State Investment Board ($556 million in assets) has put Putnam on a "watch" list.

[8] MA Complaint ¶ 32, Ex. 2.

(c) The Indiana State Teachers' Retirement Fund and Unilever also fired Putnam Funds as their pension administrator.

(d) In total, *The Wall Street Journal* estimates $21 Billion in assets has left the Putnam Funds since the scandal broke including (in addition to the public pension funds described above) removal of the Putnam Funds from 401K retirement plans of various private companies excluding Daimler-Chrysler AG, Revlon Inc., Clorox Co. and Merck & Co.

(e) Their exposure to significant regulatory scrutiny and to suit by investors for personal and direct losses they suffered as a result of Defendants' misconduct, thereby, at a minimum, causing the Putnam Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Putnam Funds.

Directed Commissions

57. On November 26, 2003, John A. Hill, Chairman of the Board of Trustees announced in a letter to the SEC that Putnam Investments was dropping its practice of rewarding brokers who sold more Putnam Funds by directing commissions to their firms. Mr. Hill took this action, only ***after*** the focus of the regulators' investigations moved away from the market-timing investigations of the fall and early winter of 2003 to include mutual funds sales practices.

58. In November 2003, Morgan Stanley Dean Witter settled a suit with the SEC[9] based in part on allegations of the Putnam Defendants participating in a program of directed commissions. According to a news article, after the settlement, Morgan Stanley said that Putnam was one of the 16 firms with which it had such an arrangement.[10]

[9] In the *Matter of Morgan Stanley DW, Inc.*, Adm. Proc. No. 3-11335 (SEC Act of 1933 Release No. 8339, November 17, 2003)

[10] Hechinger, John, "Putnam Ends Directed Commissions," *Wall Street* Journal, November 11, 2003.

59. In his letter to the SEC, Mr. Hill admitted the potential conflict of interest created by directed commissions saying "it was often difficult to determine whether a *broker was really offering best execution on trades*" (emphasis supplied)[11] to the potential harm of mutual fund shareholders.

60. According to Mr. Hill, commissions paid by Putnam to brokerage firms that took into account fund sales (directed sales) amounted to $76 million in 2001, $60 million in 2002 and $23 million in the first six months of 2003.

DEMAND EXCUSED ALLEGATIONS

61. The Plaintiff has not made demand upon the trustees of the Trust or the directors of MMCI to bring an action against Putnam, the Individual Defendants or the Trustees, and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to Putnam.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Defendants and its directors and officers, who manage and control the day-to-day affairs of the Trust and the Putnam Funds.

(d) Demand is also excused because the Putnam Defendants and the Trustees have known for two years about the unlawful market timing and short-term trading and failure to

[11] *Id.*

supervise by the Individual Defendants and have taken no actions against them to recover the money that they earned from these unlawful practices.

(e) Demand is also excused because the Putnam Defendants and the Trustees have known for more than two years about the market timing by preferred shareholders Plan participants and did nothing to stop it until December 2003 and nothing to discipline the managers involved.

(f) Demand is also excused because the Putnam Defendants and the Trustee Defendants have known about the practice of directed commissions for years and have taken no actions to discipline the managers involved in the practices.

(g) Demand upon the Trustees is also excused because the Trustees of the Trust are all hand-picked by Putnam management, and thus owe their positions, salaries, retirement benefits, as well as their loyalties solely to Putnam management and lack sufficient independence to exercise business judgment.

COUNT I

Violation Of Section 36 Of The Investment Company Act Of 1940 And For Control Personal Liability Under The Investment Company Act (Against the Putnam Defendants and the Trustee Defendants)

62. Plaintiff incorporates by reference all paragraphs above.

63. Pursuant to Section 36 of the Investment Company Act of 1940, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

64. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any

affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

65. As alleged above in this Complaint, each Putnam Defendant and each Trustee breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Putnam Funds or their shareholders.

66. By agreeing and/or conspiring with the Individual Defendants and the favored Plan participants to time the Putnam Funds as alleged in this Complaint to permit and/or encourage them to time the Putnam Funds, the Putnam Defendants placed their own self-interest in maximizing their compensation, income and other payments over the interest of the Putnam Funds and its shareholders.

67. By virtue of the foregoing, the Putnam Defendants and the Trustee Defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

68. As a direct and proximate result of the defendants' wrongful conduct alleged in this Complaint, the assets and value (including the NAV) of the Putnam Funds have been reduced and diminished and the corporate assets of the Putnam Funds have been wasted and the Putnam Defendants and the Trustee Defendants are liable.

COUNT II

VIOLATION OF SECTION 206 OF THE INVESTMENT ADVISERS ACT OF 1940 (Against Putnam Management and the Individual Defendants)

69. Plaintiff incorporates by reference all paragraphs above.

70. This Count II is based on Section 215 of the Investment Advisors Act of 1940, 15 U.S.C. § 8b-15 ("IAA").

71. Putnam Management was the investment advisor to the Putnam Funds pursuant to the IAA and as such was a fiduciary under the IAA and held to the standards of behavior defined in Section 206 of the IAA.

72. Putnam Management and the Individual Defendants breached their fiduciary duties to the Putnam Funds by engaging in the acts described in this Complaint which were acts, practices and courses of business that were knowingly, deliberately and recklessly fraudulent, deceptive and manipulative and a breach of the fiduciary duties defined in Section 206 of the IAA.

73. Putnam Management is liable to the Putnam Funds and their shareholders as a direct participant in the wrongs alleged in this Count II. Putnam Management has and had authority and control over the Putnam Funds and the Individual Defendants and their operations including the ability to control the manipulative and illegal acts described in this Complaint.

74. As a direct and proximate result of said defendants' wrongful conduct as alleged in this Complaint, the assets and value (including NAV) of the Putnam Funds have been reduced and diminished and the corporate assets of the Putnam Funds have been wasted and Putnam Management and the Individual Defendants have collected illegal profits and fees.

COUNT III

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5
(Against the Putnam Defendants and the Defendants Kamshad and Scott)

75. Plaintiff repeats and realleges all paragraphs above.

76. The Putnam Defendants and the Defendants Kamshad and Scott, together or individually, directly engaged in a common plan, scheme, and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the Putnam Funds. The purpose and effect of the scheme, plan, and unlawful course of conduct was, among other things, to deceive and harm the Plaintiff, the Putnam Funds and to cause the Putnam Funds to sell securities at artificially deflated values as described in the Complaint.

77. The Putnam Funds have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

78. By reason of the foregoing, said defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the Putnam Funds for damages which they suffered in connection with the purchase or sale of securities in those funds.

COUNT IV

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT (Against Putnam Investment Management, Inc., Putnam Management Trust, Putnam LLC, and Putnam Investments Trust)

79. Plaintiff repeats and realleges all paragraphs above.

80. Defendant Putnam Management, Inc., Putnam Management Trust, Putnam LLC and Putnam Investments Trust acted as controlling persons of the Putnam Management within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their ownership and active participation in and/or awareness of Putnam Management's day-to-day operations, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of Putnam Management with unlimited access to Putnam Management's records of transactions and had the ability to prevent Putnam Management from engaging in the schemes and artifices to defraud complained of in this Complaint.

81. Defendants Putnam Management, Inc., Putnam Management Trust, Putnam LLC and Putnam Investments Trust had direct and supervisory involvement over the day-to-day operations of Putnam Management and, therefore, are presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

82. By virtue of its position as a controlling person, said defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their

wrongful conduct, the Putnam Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT V

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT (Against MMCI)

83. Plaintiff repeats and realleges all paragraphs above.

84. MMCI acted as a controlling person of the Putnam Defendants within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of its ownership and participation in and/or awareness of Putnam's day-to-day operations, MMCI had the power to influence and control and did influence and control, directly or indirectly, the decision-making of Putnam. MMCI had unlimited access to Putnam's records of transactions and had the ability to prevent Putnam Management from engaging in the schemes and artifices to defraud complained of in this Complaint.

85. MMCI had direct and supervisory involvement over the day-to-day operations of Putnam and, therefore, is presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

86. By virtue of its position as a controlling person, MMCI is liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Putnam Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT VI

Common Law Breach Of Fiduciary Duty (Against the Putnam Defendants, Individual Defendants and the Trustee Defendants)

87. Plaintiffs incorporates by reference all of the paragraphs above.

88. The Putnam Defendants and the Trustee Defendants and each of them owed to the Putnam Funds and their shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each Putnam Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the Putnam Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

89. To discharge those duties, the Putnam Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Putnam Funds.

90. As alleged above, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the Individual Defendants' timing scheme and other manipulative schemes as alleged in this Complaint.

91. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Putnam Funds by permitting or incurring excess charges and expenses to the funds in connection with the Individual Defendants' timing scheme and other manipulated devices as alleged in this Complaint.

COUNT VII

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against MMCI)

92. Plaintiff repeats and realleges all paragraphs above.

93. MMCI knew of the existence of the fiduciary duty between the Putnam Defendants and the Trustee Defendants and the Putnam Funds and knew the extent of that duty. MMCI knew of the acts of late trading and timing made by them on the Putnam Funds and knew that these acts and manipulative devices were a breach of the fiduciary duties the Putnam

Defendants and the Trustee Defendants owed to the Putnam Funds. MMCI maliciously, without justification and through unlawful means, aided and abetted and conspired with the Putnam Defendants and the Trustee Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Putnam Defendants and the Trustee Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

94. MMCI is jointly and severally liable with Defendants to the Putnam Funds for damages proximately caused by their aiding and abetting as alleged herein.

95. As a direct and proximate result of MMCI's wrongful conduct, the assets and value (including the NAV) of the Funds has been reduced and diminished and the corporate assets of the Funds have been wasted.

COUNT VIII

CIVIL CONSPIRACY
(Against the Putnam Defendants, Individual Defendants, the Trustee Defendants and MMCI)

96. Plaintiff repeats and realleges all paragraphs above.

97. The Putnam Defendants, the Trustee Defendants and MMCI entered into an agreement or agreements or combinations between and among each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of such agreements and combinations. The Putnam Defendants, the Trustee Defendants and MMCI by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

98. The Putnam Defendants, the Trustee Defendants and MMCI maliciously and intentionally conspired, combined and agreed between and among one another to commit one or more of the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and the Putnam Funds and proximately causing injury and damages to the Plaintiff and the Putnam Funds for which they are jointly and severally liable.

99. The Putnam Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing the current Trustees of the Putnam Funds and replacing them with independent Trustees selected and elected with Court supervision,

B. Rescinding the management contracts for the Putnam Funds and replacing the manager,

C. Ordering Defendants to disgorge all profits earned on unlawful trading and all management fees earned during the period of such trading,

D. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Putnam Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

E. Awarding Plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for Plaintiff' attorneys, and experts,

F. Granting Plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury of all issues so triable.

Dated: Boston, Massachusetts
January 28, 2004

DEUTSCH WILLIAMS BROOKS DERENSIS & HOLLAND, P.C.

By: ______________________

Steven J. Brooks
Robert D. Hillman
99 Summer Street
Boston, MA 02110
(617) 951-2300
rhillman@dwboston.com

Counsel:
Nicholas E. Chimicles
James R. Malone, Jr.
Denise Davis Schwartzman
Timothy N. Mathews
361 West Lancaster Avenue
Haverford, PA 19041
(610) 642-8500

VERIFICATION OF PLAINTIFF

Simon J. Denenberg, Trustee of the Sarah L. Ross Trust, the plaintiff in the above styled action declares:

As Trustee of the Sarah L. Ross Trust, I purchased shares of Putnam U.S. Government Income Trust and continue to hold such shares. I reviewed the Complaint and authorized counsel to file the Complaint. This action is not collusive to confer jurisdiction on the United States which it would not otherwise have.

I declare the above to be true under the penalty of perjury.

Dated: Jan. 26, 2004

Simon J. Denenberg

Prospectuses and Fund reports
by Alphabet

Prospectuses and shareholder reports for Putnam Funds are available in electronic format here. You can read them online, using a supported browser and the Adobe Acrobat™ Reader Plug-In. You can also download them and read them offline, using Adobe Acrobat Reader™ software.

Click on the alphabet below to locate Fund names.
Click "Prospectus" to view or download a Fund's prospectus.
Click the month listed under "Semiannual Report" to view or download the Fund's most recent semiannual, or the month listed under "Annual Report" to view or download the most recent annual report.

[A][B][C][D][E][F][G][H][I][J][K][L][M][N][O][P][Q][R][S][T][U][V][W][X][Y][Z]

FUND NAME	PROSPECTUS	SEMI ANNUAL REPORT	ANNUAL REPORT
American Government Income Fund	Prospectus	March	September
Arizona Tax Exempt Income Fund	Prospectus	November	May
Asset Allocation: Balanced Portfolio	Prospectus	March	September
Asset Allocation: Conservative Portfolio	Prospectus	March	September
Asset Allocation: Growth Portfolio	Prospectus	March	September
California Tax Exempt Income Fund	Prospectus	March	September
California Tax Exempt Money Market Fund	Prospectus	March	September
Capital Appreciation Fund	Prospectus	November	May
Capital Opportunities Fund	Prospectus	October	April
Classic Equity Fund	Prospectus	May	November
Convertible Income-Growth Trust	Prospectus	April	October
Diversified Income Trust	Prospectus	March	September
Discovery Growth Fund	Prospectus	June	December
Equity Income Fund	Prospectus	May	November
Europe Equity Fund	Prospectus	December	June
Florida Tax Exempt Income Fund	Prospectus	November	May
Fund for Growth and Income	Prospectus	April	October
George Putnam Fund of Boston	Prospectus	January	July

Commonwealth of Massachusetts

RECEIVED
FEB 18 2004
MMC LEGAL DEPARTMENT

By Hand-AC
12'47 PM

SUFFOLK, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT
CIVIL ACTION

No. 04-0362A

TODD KLEIN, Derivatively On Behalf of PUTNAM GLOBAL EQUITY FUND, INC., Plaintiff(s)

v.

JOHN A.HILL, ET AL., Defendant(s)

SUMMONS

To the above-named Defendant: Marsh & McLennan Companies, Inc., 1166 Avenue of the Americas, New York, New York

You are hereby summoned and required to serve upon Peter A. Lagorio, Esq. GILMAN AND PASTOR, LLP plaintiff's attorney, whose address is 999 Broadway, Suite 500, Saugus, MA, an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You are also required to file your answer to the complaint in the office of the Clerk of this court at Boston either before service upon plaintiff's attorney or within a reasonable time thereafter.

Unless otherwise provided by Rule 13(a), your answer must state as a counterclaim any claim which you may have against the plaintiff which arises out of the transaction or occurrence that is the subject matter of the plaintiff's claim or you will thereafter be barred from making such claim in any other action.

Witness, Suzanne V. DelVecchio, Esquire, at Boston, the 27th day of January, in the year of our Lord two thousand four.

Michael Joseph Donovan
Clerk/Magistrate

NOTICE TO DEFENDANT — You need not appear personally in c[ourt] to answer the complaint, but if you claim to have a defense, either you or your attorney must serve a copy of your written a[nswer] within 20 days as specified herein and also file the original in the Clerk's Office.

NOTES.

1. This summons is issued pursuant to Rule 4 of the Massachusetts Rules of Civil Procedure.
2. When more than one defendant is involved, the names of all defendants should appear in the caption. If a separate summons is used for each defendant, each should be addressed to the particular defendant.
3. TO PLAINTIFF'S ATTORNEY: PLEASE CIRCLE TYPE OF ACTION INVOLVED
   (1) TORT — (2) MOTOR VEHICLE TORT — (3) CONTRACT — (4) EQUITABLE RELIEF — (5) OTHER

FORM CIV.P. 1 3rd Rev.

SUPERIOR COURT OF THE STATE OF MASSACHUSETTS
COUNTY OF SUFFOLK

TODD KLEIN, Derivatively On Behalf of PUTNAM GLOBAL EQUITY FUND, INC., Plaintiff,	Case No. 04-0362 A
vs.	VERIFIED DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY, ABUSE OF CONTROL, GROSS MISMANAGEMENT, WASTE OF CORPORATE ASSETS AND UNJUST ENRICHMENT
JOHN A. HILL, JAMESON A. BAXTER, CHARLES B. CURTIS, RONALD J. JACKSON, PAUL L. JOSKOW, ELIZABETH T. KENNAN, LAWRENCE J. LASSER, JOHN H. MULLIN, III, ROBERT E. PATTERSON, GEORGE PUTNAM, III, A.J. C. SMITH, W. THOMAS STEPHENS, W. NICHOLAS THORNDIKE, CHARLES E. PORTER, PATRICIA C. FLAHERTY, KARNIG H. DURGARIAN, STEVEN D. KRICHMAR, MICHAEL T. HEALY, BRETT C. BROWCHUK, CHARLES E. HALDEMAN, JR., LAWRENCE J. LASSER, BETH S. MAZOR, RICHARD A. MONAGHAN, STEPHEN M. ORISTAGLIO, GORDON H. SILVER, MARK C. TRENCHARD, DEBORAH F. KUENSTNER, JUDITH COHEN, MARSH & MCLENNAN COMPANIES, INC., PUTNAM INVESTMENT MANAGEMENT, LLC, PUTNAM INVESTMENT FUNDS, PUTNAM INVESTMENT TRUSTS, Defendants.	RECEIVED JAN 27 2004 SUPERIOR COURT - CIVIL MICHAEL JOSEPH DONOVAN CLERK / MAGISTRATE
- and -	
PUTNAM GLOBAL EQUITY FUND, INC., a Massachusetts Corporation, Nominal Defendant.	DEMAND FOR JURY TRIAL

Plaintiff, by his attorneys, submits this Derivative Complaint (the "Complaint") against the defendants named herein.

NATURE OF THE ACTION

1. This is a derivative action brought by holders of Putnam Global Equity Fund, Inc. (the "Fund") on behalf of the Fund against certain of its officers and trustees seeking to remedy defendants' violations of state law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment that occurred between October 1998 and the present (the "Relevant Period") and that have caused substantial losses to the Fund and other damages, such as to its reputation and goodwill.

JURISDICTION AND VENUE

2. The Fund is a citizen of Massachusetts as it is incorporated in Massachusetts. The fore joint contact is sufficient to justify the exercise of personal jurisdiction over all the defendants by the Massachusetts courts.

SUMMARY OF THE ACTION

3. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants and their clients to the detriment of plaintiff and the Fund: As part and parcel of defendants' unlawful conduct, defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose:

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds prices their shares.

4. Putnam Investments is currently under investigation for the acts alleged herein by the Secretary of State of the Commonwealth of Massachusetts and the New York State Attorney

General, each of which have served subpoenas on Putnam Investments in connection with their investigations. On October 21, 2003, the *Boston Globe* reported that Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud for engaging in market timing. In relevant part, the Globe reported as follows:

> Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud within the next few days, say two people involved in the investigation. The charges would ensnare one of Boston's largest mutual fund firms in a burgeoning probe into abusive practices in the fund industry.
>
> Galvin and New York Attorney General Eliot Spitzer have moved aggressively in the last two months against the mutual fund industry, which had largely avoided the lawsuits and scandals that have plagued corporate America and the securities industry since the Internet bubble burst in early 2000. Spitzer, in particular, has shown that certain big investors received preferential treatment at some fund houses, undermining investors' faith that the rules apply equally to all shareholders. Formal complaints against Putnam, the nation's fifth-largest fund family, would suggest that the scope of the inquiries is widening. Investigators are probing whether the trading practice known as market timing -- trading quickly into and out of funds, to take advantage of short-term price fluctuations -- was being employed by small-time individual investors as well as by sophisticated brokerage houses. The two people involved in the investigation said the state Securities Division, which Galvin oversees, intends to charge Putnam with at least two counts of securities fraud. One count would allege the company let individuals trade rapidly in and out of their mutual fund accounts -- despite company policies that prohibit excessive trading. A second would allege that Putnam failed to treat shareholders equally, by allowing some to market-time their accounts, and not others. The state is expected to allege that by not upholding its policies, Putnam in effect said one thing and did another as well as treated its customers unequally. The state is expected to argue that both would constitute civil fraud in Massachusetts.

THE PARTIES

5. Plaintiff Todd Klein is, and was at times relevant hereto, an owner and holder of the Fund. Plaintiff is a citizen of New York.

6. The Fund is a nominal defendant and a corporation organized and existing under the laws of the State of Massachusetts with its headquarters located at One Post Office Square, Boston, Massachusetts.

7. Defendant John A. Hill ("Hill") was, at all times relevant hereto, a trustee of the Fund.

8. Defendant Jameson A. Baxter ("Baxter") was, at all times relevant hereto, a trustee of the Fund.

9. Defendant Charles B. Curtis ("Curtis") was, at times relevant hereto, a trustee of the Fund.

10. Defendant Ronald J. Jackson ("Jackson") was, at all times relevant hereto, a trustee of the Fund.

11. Defendant Paul L. Joskow ("Joskow") was, at all times relevant hereto, a trustee of the Fund.

12. Defendant Elizabeth T. Kennan ("Kennan") was, at all times relevant hereto, a trustee of the Fund.

13. Defendant Lawrence J. Lasser ("Lasser") was, at all times relevant hereto, a trustee of the Fund.

14. Defendant John H. Mullin, III ("Mullin") was, at all times relevant hereto, a trustee of the Fund.

15. Defendant Robert E. Patterson ("Patterson") was, at all times relevant hereto, a trustee of the Fund.

16. Defendant George Putnam, III ("Putnam") was, at all times relevant hereto, a trustee and officer of the Fund.

17. Defendant A.J.C. Smith ("Smith") was, at all times relevant hereto, a trustee of the Fund.

18. Defendant W. Thomas Stephens ("Stephens") was, at all times relevant hereto, a trustee of the Fund.

19. Defendant W. Nicholas Thorndike ("Thorndike") was, at all times relevant hereto, a trustee of the Fund.

20. Defendant Charles E. Porter ("Porter") was, at all times relevant hereto, an officer of the Fund.

21. Defendant Patricia C. Flaherty ("Flaherty") was, at all times relevant hereto, an officer of the Fund.

22. Defendant Karnig H. Durgarian ("Durgarian") was, at times relevant hereto, an officer of the Fund.

23. Defendant Steven D. Krichmar ("Krichmar") was, at times relevant hereto, an officer of the Fund.

24. Defendant Michael T. Healy ("Healy") was, at times relevant hereto, an officer of the Fund.

25. Defendant Brett C. Browchuk ("Browchuk") was, at all times relevant hereto, an officer of the Fund.

26. Defendant Charles E. Haldeman, Jr. ("Haldeman") was, at times relevant hereto, an officer of the Fund.

27. Defendant Lawrence J. Lasser ("Lasser") was, at all times relevant hereto, an officer of the Fund.

28. Defendant Beth S. Mazor ("Mazor") was, at times relevant hereto, an officer of the Fund.

29. Defendant Richard A. Monaghan ("Monaghan") was, at all times relevant hereto, an officer of the Fund.

30. Defendant Stephen M. Oristaglio ("Oristaglio") was, at all times relevant hereto, an officer of the Fund.

31. Defendant Gordon H. Silver ("Silver") was, at all times relevant hereto, an officer of the Fund.

32. Defendant Mark C. Trenchard ("Trenchard") was, at times relevant hereto, an officer of the Fund.

33. Defendant Deborah F. Kuenstner ("Kuenstner") was, at all times relevant hereto, an officer of the Fund.

34. Defendant Judith Cohen ("Cohen") was, at all times relevant hereto, an officer of the Fund.

35. The Defendants listed in ¶¶7-34 are collectively referred to herein as the "Individual Defendants."

36. Defendant Marsh & McLennan Companies, Inc. ("Marsh & McLennan") is the ultimate parent of defendants bearing the Putnam name. Marsh & McLennan is a New York City-based professional services firm that, through its subsidiaries, operates in the insurance, investment management and consulting industries. Marsh & McLennan is headquartered at 1166 Avenue of the Americas, New York, New York 10036.

37. Defendant Putnam Investments Trust ("Putnam Investments") is a subsidiary of Marsh & McLennan and operates as Marsh & McLennan's investment management arm, catering to individual and institutional investors and offering an array of investment products and services. Putnam Investments is headquartered at One Post Office Square, Boston, Massachusetts.

38. Defendant Putnam Investment Management LLC ("Putnam Investment Management") is registered as an investment advisor under the Investment Advisers Act and managed and advised the Putnam Funds during the Relevant Period. Putnam Investment Management has ultimate responsibility for overseeing the day-today management of the Putnam Funds. Putnam Investment Management is headquartered at One Post Office Square, Boston, Massachusetts. Putnam Investment Management is a subsidiary of Putnam Investments.

39. Defendant Putnam Investment Funds is the registrant and issuer of each the Putnam Funds except for the following funds, which are the registrants and issuers of their own shares or units, respectively: Putnam American Government Income Fund, Putnam Arizona Tax Exempt Income Fund, Putnam Asset Allocation: Balanced Portfolio, Putnam Asset Allocation: Growth Portfolio, Putnam California Tax Exempt Income Fund, Putnam Capital Appreciation Fund, Putnam Capital Opportunities Fund, Putnam Convertible Income-Growth Trust, Putnam Florida Tax Exempt Income Fund, Putnam Massachusetts Tax Exempt Income Funds, Putnam Michigan Tax Exempt Income Fund, Putnam Minnesota Tax Exempt Income Fund, Putnam Money Market Fund, Putnam Municipal Income Fund, Putnam New Jersey Tax Exempt Income Fund, Putnam New Opportunities Fund, Putnam New Value Fund, Putnam New York Tax Exempt Income Fund, Putnam New York Tax Exempt Opportunities Fund, Putnam Ohio Tax Exempt Income Fund, Putnam Pennsylvania Tax Exempt Income Fund, Putnam Tax Exempt Income Fund, Putnam Tax Exempt Money Market Fund, Putnam Tax Smart Equity Fund, Putnam Tax-Free High Yield Fund, Putnam Tax-Free Insured Fund

and Putnam U.S. Government Income Trust. Hereinafter, the registrants and issuers are referred to collectively as the "Registrants." Putnam Investment Funds is located at One Post Office Square, Boston, Massachusetts.

40. The Defendants listed in ¶¶36-39 are collectively referred to herein as the "Advisor Defendants."

DUTIES OF THE INDIVIDUAL DEFENDANTS

41. By reason of their positions as trustees and officers of the Fund and because of their ability to control the Fund, the Individual Defendants owed the Fund and its fundholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Fund in a fair, just, honest and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Fund and its holders so as to benefit all holders equally and not in furtherance of their personal interest or benefit.

42. Likewise, the Advisor Defendants, because of heir relationships with the Fund and their ability to control the day-to-day management of the Fund, owe the same duty to the Fund as the Individual Defendants.

43. Each officer, director and advisor of the Fund owes the Fund and its fundholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Fund and in the use and preservation of its property and assets and the highest obligations of fair dealing. In addition, as officers, trustees and advisors of a publicly held Fund, the Individual Defendants had a duty to promptly disseminate accurate and truthful information so that the market price of the Fund would be based on truthful and accurate information.

44. The Individual Defendants and Advisor Defendants, because of their positions of control and authority as officers, trustees and/or advisors of the Fund, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

45. At all times relevant hereto, each of the defendants was the agent of each of the other defendants and of the Fund and was at all times acting within the course and scope of such agency.

46. To discharge their duties, the officers, trustees and advisors of the Fund were required to exercise reasonable and prudent supervision over the management, policies, practices and controls

of the financial affairs of the Fund. By virtue of such duties, the officers, trustees and advisors of the Fund were required to, among other things:

a. Refrain from acting upon material inside corporate information to benefit themselves;

b. Ensure that the Fund complied with its legal obligations and requirements, including acting only within the scope of its legal authority and disseminating truthful and accurate statements to the SEC and the investing public;

c. Conduct the affairs of the Fund in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Fund's assets and to maximize the value of the Fund's stock;

d. Remain informed as to how the Fund conducted its operations and, upon receipt of notice or information of imprudent or unsound conditions or practices, to make reasonable inquiry in connection therewith and to take steps to correct such conditions or practices and make such disclosures as necessary to comply with federal and state securities laws; and

e. Ensure that the Fund was operated in a diligent, honest and prudent manner in compliance with all applicable federal, state and local laws, rules and regulations.

47. Each defendant, by virtue of his, her, or its position as a officer, director and/or advisor owed to the Fund and to its fundholders the fiduciary duties of loyalty, good faith and the exercise of due care and diligence in the management and administration of the affairs of the Fund, as well as in the use and preservation of its property and assets. The conduct of the defendants complained of herein involves a knowing and culpable violation of their obligations as officers, trustees and advisors of the Fund, the absence of good faith on their part and a reckless disregard for their duties to the Fund and its shareholders that the defendants were aware or should have been aware posed a risk of serious injury to the Fund. The conduct of the defendants who were also officers, trustees and advisors of the Fund during the Relevant Period has been ratified by the remaining defendants who collectively comprised all of the Funds' fiduciaries during the Relevant Period.

48. The defendants breached their duties of loyalty and good faith by allowing the other defendants to cause or by themselves causing the Fund to give preferential treatment to customers, as detailed herein *infra* and by failing to prevent the other defendants from taking such illegal actions.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

49. In committing the wrongful acts alleged herein, the defendants have pursued, or joined in the pursuit of, a common course of conduct and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the defendants further aided and abetted and/or assisted each other in breach of their respective duties.

50. During all times relevant hereto, the defendants collectively and individually initiated a course of conduct that was designed to and did: (i) conceal the fact that the Fund was improperly allowing after hours trading, in order to allow defendants to profit at the expense of the Fund and plaintiff; (ii) maintain the defendants' executive, officer, director and advisor positions at the Fund and the profits, power and prestige that the defendants enjoyed as a result of these positions; and (iii) deceive the investing public, including holders of the Fund, regarding the defendants' management of the Fund's operations, specifically related to the funds net asset value that had been misrepresented by defendants throughout the Relevant Period. In furtherance of this plan, conspiracy and course of conduct, the defendants collectively and individually took the actions set forth herein.

51. The defendants engaged in a conspiracy, common enterprise and/or common course of conduct commencing by at least October 1998 and continuing thereafter. During this time, the defendants caused the Fund to conceal the true fact that defendants allowed preferred customers to time their trades in and out of the Fund.

52. The purpose and effect of the defendants' conspiracy, common enterprise and/or common course of conduct was, among other things, to disguise the defendants' violations of law, breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment; and to conceal adverse information concerning the after hours trading of preferred

customers so they could protect and enhance their executive, officer, director and advisor positions and the substantial compensation and prestige they obtained as a result thereof.

53. The defendants accomplished their conspiracy, common enterprise and/or common course of conduct by causing the Fund to purposefully, recklessly or negligently allowing the unlawful practices described herein. Because the actions described herein occurred under the authority of the officers, trustees and advisors, each of the defendants was a direct, necessary and substantial participant in the conspiracy, common enterprise and/or common course of conduct complained of herein.

54. Each of the defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing and was aware of his or her or its overall contribution to and furtherance of the wrongdoing.

FACTUAL ALLEGATIONS

The Double Standard for Favored Investors

55. Mutual Funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Unbeknownst to investors, from at least as early as October 1, 1998 and until July 3, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Advisor Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of the Fund. Specifically, Putnam Investment Management, as manager of the Fund, profited from fees charged to the Fund that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which artificially and materially affected the value of the Fund, favored investors, agreed to park substantial assets in Putnam. Furthermore, the favored investors secretly disguised additional, improper compensation to the Advisor Defendants as interest payments on monies loaned by the Advisor Defendants to the favored investors for the purpose of

financing the illegal scheme. The synergy between the Advisor Defendants and the favored investors hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely.

Illegal Late Trading

56. "Late trading" exploits the unique way in which mutual funds, including the Fund, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the Net Asset Value ("NAV"), generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the Fund manager maintains for the Fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed after 4:00 p.m. EST are supposed to be filled using the following day's price.

57. In violation of SEC regulations, the Advisor Defendants secretly allowed the favored investors to place orders after 4:00 p.m. on any given day and still receive (illegally) that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the favored investors to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m.

58. For example, a mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the Fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the favored investors to purchase fund shares at the pre-4:00 p.m. price of $10 per share price even after the post-4:00 p.m. news came out and the market had already started to react. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them and then selling the shares the next day at the higher price. This harmful practice is completely undisclosed in the Prospectuses by which the Fund was marketed and sold. Moreover,

late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. *See* 17 C.F.R. §270.22c-1(a).

Secret Timed Trading

59. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. The taking advantage of this fact and similar strategies are known as "time zone arbitrage."

60. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This strategy is sometimes referred to as "liquidity arbitrage."

61. Like late trading, effective timing captures an arbitrage profit the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the Fund. If the timer sells short on bad days - as favored investors did - the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been.

62. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable

capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

63. It is widely acknowledged that timing inures to the detriment of mutual fund and its long term fundholders and, because of this detrimental effect, the relevant Prospectuses stated that timing is monitored and that the Advisor Defendants work to prevent it. These statements were materially false and misleading because, not only did the defendants allow favored investors to time their trades, the Advisor Defendants also financed certain of the favored investors' timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

64. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint charging fraud, amongst other violations of law, in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full- scale investigation (the "Spitzer Complaint"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investor losses.

65. On September 4, 2003 *The Wall Street Journal* reported that the New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares. In return for receiving this favored treatment, which damaged the long term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefitted the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern ... finds himself at the center of a sweeping investigation into the mutual- fund industry after paying $40 million to settle charges of illegal trading made by the New York State

Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual- fund families--including Bank of America Corp's, Putnam Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp.-- by promising to make substantial investments in various funds managed by these institutions.

The article indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg, stating as follows:

> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors.

66. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices. Putnam Investments was one of the mutual fund entities subpoenaed by the New York Attorney General.

67. On September 16, 2003, Massachusetts Secretary of the Commonwealth William Galvin announced the launching of a probe into improper fund trading at Putnam Investments in Boston. *The Boston Herald* reported on September 16, 2003 that "Galvin said his staff sent several subpoenas to Putnam last Thursday to learn about possible improper market timing-- that is, making short-term trades of fund shares, often at the expense of long-term shareholders." The article highlighted that Secretary of State Galvin noted that his office had good reasons to believe that Putnam Investments was involved in the conduct alleged herein, stating that, "[t]his is not a fishing

expedition ... We obviously have probably cause of some kind to make these inquiries." The probe was focused on "trades in one of Putnam's international funds," according to the article.

68. On October 21, 2003, the *Boston Globe* reported that Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud for engaging in market timing. In relevant part, the Globe reported as follows:

> Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud within the next few days, say two people involved in the investigation. The charges would ensnare one of Boston's largest mutual fund firms in a burgeoning probe into abusive practices in the fund industry.
>
> Galvin and New York Attorney General Eliot Spitzer have moved aggressively in the last two months against the mutual fund industry, which had largely avoided the lawsuits and scandals that have plagued corporate America and the securities industry since the Internet bubble burst in early 2000. Spitzer, in particular, has shown that certain big investors received preferential treatment at some fund houses, undermining investors' faith that the rules apply equally to all shareholders.
>
> Formal complaints against Putnam, the nation's fifth- largest fund family, would suggest that the scope of the inquiries is widening.
>
> Investigators are probing whether the trading practice known as market timing -- trading quickly into and out of funds, to take advantage of short-term price fluctuations -- was being employed by small-time individual investors as well as by sophisticated brokerage houses.
>
> The two people involved in the investigation said the state Securities Division, which Galvin oversees, intends to charge Putnam with at least two counts of securities fraud.
>
> One count would allege the company let individuals trade rapidly in and out of their mutual fund accounts -- despite company policies that prohibit excessive trading.
>
> A second would allege that Putnam failed to treat shareholders equally, by allowing some to market-time their accounts, and not others.
>
> The state is expected to allege that by not upholding its policies, Putnam in effect said one thing and did another as well as treated its customers unequally. The state is expected to argue that both would constitute civil fraud in Massachusetts.

The Prospectuses Were Materially False and Misleading

69. Defendants caused the issuance of false and misleading prospectuses (the "Prospectuses") regarding the Funds' policies on late trading and timed trading.

70. The Prospectuses falsely stated that the Putnam Funds actively safeguard shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the January 30, 2003 Putnam International New Opportunities Fund prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the Putnam Funds deters the practice, stating as follows:

> The exchange privilege is not intended as a vehicle for short-term trading. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. In order to limit excessive exchange activity and otherwise to promote the best interests of the fund, the fund imposes a redemption fee of 1.00% of the total exchange amount (calculated at market value) on exchanges of shares held less than 90 days. The fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange. The fund into which you would like to exchange may also reject your exchange. These actions may apply to all shareholders or only to those shareholders whose exchanges Putnam Management determines are likely to have a negative effect on the fund or other Putnam funds.
>
> ***
>
> The fund imposes a redemption fee of 1.00% of the total redemption amount (calculated at market value) if you sell or exchange your shares after holding them for less than 90 days. The redemption fee is paid directly to the fund, and is designed to offset brokerage commissions, market impact, and other costs associated with short-term trading. For purposes of determining whether the redemption fee applies, the shares that were held the longest will be redeemed first.

71. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. That defendants had entered into an agreement allowing the favored investors to time their trading of the Putnam Funds shares;

b. That, pursuant to that agreement, the favored investors regularly timed their trading in Putnam shares;

c. That, contrary to the express representations in the Prospectuses, the Putnam Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against favored investors and waived the redemption fees, at the expense of ordinary Putnam Funds investors, that the favored investors should have been required to pay, pursuant to stated Putnam Funds' policies;

d. That the Fund Defendants regularly allowed favored investors to engage in trades that were disruptive to the efficient management of the Putnam Funds and/or increased the Putnam Funds' costs and thereby reduced the Putnam Funds' actual performance; and

e. That the amount of compensation paid by the Putnam Funds to Putnam Investment Management because of the Putnam Funds' secret agreement with favored defendants and others provided additional undisclosed compensation to Putnam Investment Management by the Putnam Funds and their respective shareholders, including plaintiff.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

72. Plaintiff brings this action derivatively in the right and for the benefit of the Fund to redress injuries suffered and to be suffered, by the Fund as a direct result of the breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment, as well as the aiding and abetting thereof, by the defendants. The Fund is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

73. Plaintiff will adequately and fairly represent the interests of the Fund in enforcing and prosecuting its rights.

74. Plaintiff has not made a written demand of the current Board of Trustees as they have yet to acknowledge their wrongdoing and thus continue to cause irreparable injury to the Fund.

75. Plaintiff is and was a fundholder of the Fund during times relevant to the defendants' wrongful course of conduct alleged herein and remains a fundholder of the Fund.

76. The current trustees of the Fund consists of the following individuals: defendants Hill, Baxter, Curtis, Jackson, Joskow, Kennan, Lasser, Mullin, Patterson, Putnam, Smith, Stephens and Thorndike. Plaintiff has not made any demand on the present trustees of the Fund to institute this

action because such a demand would be a futile, wasteful and useless act, particularly for the following reasons:

a. The trustees and senior management participated in the wrongs complained of herein. The Fund's trustees are not disinterested or independent due to their abdication of their responsibilities to oversee the Fund's officers who were also agents for the Advisor Defendants. Pursuant to their specific duties as trustees, each was charged with the management of the Fund and to conduct its business affairs. Each of the above-referenced defendants breached the fiduciary duties that they owed to the Fund. Thus, the Fund trustees cannot exercise independent objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because they are interested personally in the outcome as it is their actions, inactions, abdication and improper delegation that has resulted in the very conduct complained of herein;

b. The trustees of the Fund, as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs or recklessly and/or negligently disregarded the wrongs complained of herein and are therefore not disinterested parties;

c. In order to bring this suit, all of the trustees of the Fund would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand;

d. The acts complained of constitute violations of the fiduciary duties owed by the trustees, the Fund's officers and advisors and these acts are incapable of ratification;

e. Each of the trustees of the Fund authorized and/or permitted the false statements disseminated directly to the public or made directly to securities analysts and which were made available and distributed to fundholders, authorized and/or permitted the issuance of various of the false and misleading statements and are principal beneficiaries of the wrongdoing alleged herein and thus could not fairly and fully prosecute such a suit even if such suit was instituted by them;

f. Any suit by the current trustees of the Fund to remedy these wrongs would likely expose the defendants to further violations of the securities laws that would result in civil

actions being filed against one or more of the defendants, thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves;

g. The Fund has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the trustees have not filed any lawsuits against themselves or others who were responsible for that wrongful conduct to attempt to recover for the Fund any part of the damages the Fund suffered and will suffer thereby; and

h. If the Fund's current and past officers and trustees are protected against personal liability for their acts of mismanagement, abuse of control and breach of fiduciary duty alleged in this Complaint by trustees' and officers' liability insurance, they caused the Fund to purchase that insurance for their protection with corporate funds, *i.e.*, monies belonging to the mutual fund holders of the Fund. However, due to certain changes in the language of trustees' and officers' liability insurance policies in the past few years, the trustees' and officers' liability insurance policies covering the defendants in this case contain provisions that eliminate coverage for any action brought directly by the Fund against these defendants, known as, *inter alia*, the "insured versus insured exclusion." As a result, if these trustees were to sue themselves or certain of the officers of the Fund, there would be no trustees' and officers' insurance protection and thus, this is a further reason why they will not bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage exists and will provide a basis for the Fund to effectuate recovery. If there is no trustees' and officers' liability insurance at all then the current trustees will not cause the Fund to sue them, since they will face a large uninsured liability.

77. Moreover, despite the Individual Defendants having knowledge of the claims and causes of action raised by plaintiff, the current trustees have failed and refused to seek to recover for the Fund for any of the wrongdoing alleged by plaintiff herein.

78. Plaintiff has not made any demand on shareholders of the Fund to institute this action since such demand would be a futile and useless act for the following reasons:

a. The Fund has thousands of shareholders;

b. Making demand on such a number of shareholders would be impossible for plaintiff who has no way of finding out the names, addresses or phone numbers of shareholders; and

c. Making demand on all shareholders would force plaintiff to incur huge expenses, assuming all shareholders could be individually identified.

COUNT I

Against All Defendants for Breach of Fiduciary Duty

79. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

80. The defendants owed and owe the Fund fiduciary obligations. By reason of their fiduciary relationships, defendants owed and owe the Fund the highest obligation of good faith, fair dealing, loyalty and due care.

81. The defendants and each of them, violated and breached their fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith and supervision.

82. Each of the defendants had actual or constructive knowledge that they had secret agreements to allow favored investors to late trade and time trade at the expense of the Fund. These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Fund's corporate interests.

83. As a direct and proximate result of the defendants' failure to perform their fiduciary obligations, the Fund has sustained significant damages. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

84. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT II

Against All Defendants for Abuse of Control

85. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

86. The defendants' misconduct alleged herein constituted an abuse of their ability to control and influence the Fund, for which they are legally responsible.

87. As a direct and proximate result of the defendants' abuse of control, the Fund has sustained significant damages.

88. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

89. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT III

Against All Defendants for Gross Mismanagement

90. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

91. By their actions alleged herein, the defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of the Fund in a manner consistent with the operations of a publicly held mutual fund.

92. As a direct and proximate result of the defendants' gross mismanagement and breaches of duty alleged herein, the Fund has sustained significant damages in excess of millions of dollars.

93. As a result of the misconduct and breaches of duty alleged herein, the defendants are liable to the Fund.

94. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT IV

Against All Defendants for Waste of Corporate Assets

95. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

96. As a result of the failing to properly consider the interests of the Fund by failing to conduct proper supervision, defendants have caused the Fund to waste valuable corporate assets by paying incentive based bonuses to certain of its executive officers and forfeiting the Fund's right to collect millions of dollars in legitimate fees from favored investors.

97. As a result of the waste of corporate assets, the defendants are liable to the Fund.

98. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT V

Against All Defendants for Unjust Enrichment

99. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

100. By their wrongful acts and omissions, defendants were unjustly enriched at the expense of and to the detriment of the Fund.

101. Plaintiff, as a fundholder and representative of the Fund, seeks restitution from these defendants and each of them and seeks an order of this Court disgorging all profits, benefits and other compensation obtained by these defendants and each of them, from their wrongful conduct and fiduciary breaches.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

(1) Against all of the defendants and in favor of the Fund for the amount of damages sustained by the Fund as a result of the defendants' breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment;

(2) Extraordinary equitable and/or injunctive relief as permitted by law, equity and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust on or otherwise restricting the proceeds of defendants' activities or their other assets so as to assure that plaintiff on behalf of the Fund has an effective remedy;

(3) Awarding to the Fund restitution from the defendants and each of them and ordering disgorgement of all profits, benefits and other compensation obtained by the defendants;

(4) Awarding to plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs and expenses; and

(5) Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: January 27, 2004

Respectfully submitted,

Peter A. Lagorio (BBO #567379)
GILMAN AND PASTOR, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
Telephone: 781/231-7850
Facsimile: 781/231-7840

FARUQI & FARUQI
SHANE ROWLEY
ANTONIO VOZZOLO
DAVID LEVENTHAL
320 East 39th Street
New York, NY 10016
Telephone: 212/983-9330
Facsimile: 212/983-9331

ROBBINS UMEDA & FINK, LLP
BRIAN J. ROBBINS
JEFFREY P. FINK
1010 Second Ave., Suite 2360
San Diego, CA 92101
Telephone: 619/525-3990
Facsimile: 619/525-3991

Attorneys for Plaintiff

VERIFICATION

Todd Klein states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

____
Todd Klein

01/23/04
Date

By Hand - 12 ...

Commonwealth of Massachusetts

RECEIVED
FEB 18 2004
MMC LEGAL DEPARTMENT

SUFFOLK, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT
CIVIL ACTION

No. 04-0359F

STEVEN WIEGAND, Derivatively
On Behalf of PUTNAM CLASSIC EQUITY FUND, INC., Plaintiff(s)

v.

JOHN A. HILL, ET AL., Defendant(s)

SUMMONS

To the above-named Defendant: Marsh & McLennan, 1166 Avenue of the Americas, New York, NY 10036

You are hereby summoned and required to serve upon Peter A. Lagorio, Esq. GILMAN AND PASTOR, LLP plaintiff's attorney, whose address is 999 Broadway, Suite 500, Saugus, MA an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You are also required to file your answer to the complaint in the office of the Clerk of this court at Boston either before service upon plaintiff's attorney or within a reasonable time thereafter.

Unless otherwise provided by Rule 13(a), your answer must state as a counterclaim any claim which you may have against the plaintiff which arises out of the transaction or occurrence that is the subject matter of the plaintiff's claim or you will thereafter be barred from making such claim in any other action.

Witness, Suzanne V. DelVecchio, Esquire, at Boston, the 27th day of January, in the year of our Lord two thousand four.

Michael Joseph Donovan
Clerk/Magistrate

NOTICE TO DEFENDANT — You need not appear personally in court to answer the complaint, but if you claim to have a defense, either you or your attorney must serve a copy of your written answer within 20 days as specified herein and also file the original in the Clerk's Office.

NOTES.
1. This summons is issued pursuant to Rule 4 of the Massachusetts Rules of Civil Procedure.
2. When more than one defendant is involved, the names of all defendants should appear in the caption. If a separate summons is used for each defendant, each should be addressed to the particular defendant.
3. TO PLAINTIFF'S ATTORNEY: PLEASE CIRCLE TYPE OF ACTION INVOLVED
(1) TORT — (2) MOTOR VEHICLE TORT — (3) CONTRACT — (4) EQUITABLE RELIEF — (5) OTHER

FORM CIV.P. 1 3rd Rev.

SUPERIOR COURT OF THE STATE OF MASSACHUSETTS
COUNTY OF SUFFOLK

STEVEN WIEGAND, Derivatively On Behalf of PUTNAM CLASSIC EQUITY FUND, INC.,	Case No. 04-0359 F
Plaintiff,	VERIFIED DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY, ABUSE OF CONTROL, GROSS MISMANAGEMENT, WASTE OF CORPORATE ASSETS AND UNJUST ENRICHMENT
vs.	
JOHN A. HILL, JAMESON A. BAXTER, CHARLES B. CURTIS, RONALD J. JACKSON, PAUL L. JOSKOW, ELIZABETH T. KENNAN, LAWRENCE J. LASSER, JOHN H. MULLIN, III, ROBERT E. PATTERSON, GEORGE PUTNAM, III, A.J. C. SMITH, W. THOMAS STEPHENS, W. NICHOLAS THORNDIKE, CHARLES E. PORTER, PATRICIA C. FLAHERTY, KARNIG H. DURGARIAN, STEVEN D. KRICHMAR, MICHAEL T. HEALY, BRETT C. BROWCHUK, CHARLES E. HALDEMAN, JR., LAWRENCE J. LASSER, BETH S. MAZOR, RICHARD A. MONAGHAN, STEPHEN M. ORISTAGLIO, GORDON H. SILVER, MARK C. TRENCHARD, DEBORAH F. KUENSTNER, JUDITH COHEN, MARSH & MCLENNAN COMPANIES, INC., PUTNAM INVESTMENT MANAGEMENT, LLC, PUTNAM INVESTMENT FUNDS, PUTNAM INVESTMENT TRUSTS,	RECEIVED JAN 27 2004 SUPERIOR COURT - CIVIL MICHAEL JOSEPH DONOVAN CLERK / MAGISTRATE
Defendants.	
- and -	
PUTNAM CLASSIC EQUITY FUND, INC., a Massachusetts Corporation,	
Nominal Defendant.	DEMAND FOR JURY TRIAL

Plaintiff, by his attorneys, submits this Derivative Complaint (the "Complaint") against the defendants named herein.

NATURE OF THE ACTION

1. This is a derivative action brought by holders of Putnam Classic Equity Fund, Inc. (the "Fund") on behalf of the Fund against certain of its officers and trustees seeking to remedy defendants' violations of state law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment that occurred between October 1998 and the present (the "Relevant Period") and that have caused substantial losses to the Fund and other damages, such as to its reputation and goodwill.

JURISDICTION AND VENUE

2. The Fund is a citizen of Massachusetts as it is incorporated in Massachusetts. The fore joint contact is sufficient to justify the exercise of personal jurisdiction over all the defendants by the Massachusetts courts.

SUMMARY OF THE ACTION

3. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants and their clients to the detriment of plaintiff and the Fund: As part and parcel of defendants' unlawful conduct, defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose:

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds prices their shares.

4. Putnam Investments is currently under investigation for the acts alleged herein by the Secretary of State of the Commonwealth of Massachusetts and the New York State Attorney

General, each of which have served subpoenas on Putnam Investments in connection with their investigations. On October 21, 2003, the *Boston Globe* reported that Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud for engaging in market timing. In relevant part, the Globe reported as follows:

> Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud within the next few days, say two people involved in the investigation. The charges would ensnare one of Boston's largest mutual fund firms in a burgeoning probe into abusive practices in the fund industry.
>
> Galvin and New York Attorney General Eliot Spitzer have moved aggressively in the last two months against the mutual fund industry, which had largely avoided the lawsuits and scandals that have plagued corporate America and the securities industry since the Internet bubble burst in early 2000. Spitzer, in particular, has shown that certain big investors received preferential treatment at some fund houses, undermining investors' faith that the rules apply equally to all shareholders. Formal complaints against Putnam, the nation's fifth-largest fund family, would suggest that the scope of the inquiries is widening. Investigators are probing whether the trading practice known as market timing -- trading quickly into and out of funds, to take advantage of short-term price fluctuations -- was being employed by small-time individual investors as well as by sophisticated brokerage houses. The two people involved in the investigation said the state Securities Division, which Galvin oversees, intends to charge Putnam with at least two counts of securities fraud. One count would allege the company let individuals trade rapidly in and out of their mutual fund accounts -- despite company policies that prohibit excessive trading. A second would allege that Putnam failed to treat shareholders equally, by allowing some to market-time their accounts, and not others. The state is expected to allege that by not upholding its policies, Putnam in effect said one thing and did another as well as treated its customers unequally. The state is expected to argue that both would constitute civil fraud in Massachusetts.

THE PARTIES

5. Plaintiff Steven Wiegand is, and was at times relevant hereto, an owner and holder of the Fund. Plaintiff is a citizen of New York.

6. The Fund is a nominal defendant and a corporation organized and existing under the laws of the State of Massachusetts with its headquarters located at One Post Office Square, Boston, Massachusetts.

7. Defendant John A. Hill ("Hill") was, at all times relevant hereto, a trustee of the Fund.

8. Defendant Jameson A. Baxter ("Baxter") was, at all times relevant hereto, a trustee of the Fund.

9. Defendant Charles B. Curtis ("Curtis") was, at times relevant hereto, a trustee of the Fund.

10. Defendant Ronald J. Jackson ("Jackson") was, at all times relevant hereto, a trustee of the Fund.

11. Defendant Paul L. Joskow ("Joskow") was, at all times relevant hereto, a trustee of the Fund.

12. Defendant Elizabeth T. Kennan ("Kennan") was, at all times relevant hereto, a trustee of the Fund.

13. Defendant Lawrence J. Lasser ("Lasser") was, at all times relevant hereto, a trustee of the Fund.

14. Defendant John H. Mullin, III ("Mullin") was, at all times relevant hereto, a trustee of the Fund.

15. Defendant Robert E. Patterson ("Patterson") was, at all times relevant hereto, a trustee of the Fund.

16. Defendant George Putnam, III ("Putnam") was, at all times relevant hereto, a trustee and officer of the Fund.

17. Defendant A.J.C. Smith ("Smith") was, at all times relevant hereto, a trustee of the Fund.

18. Defendant W. Thomas Stephens ("Stephens") was, at all times relevant hereto, a trustee of the Fund.

19. Defendant W. Nicholas Thorndike ("Thorndike") was, at all times relevant hereto, a trustee of the Fund.

20. Defendant Charles E. Porter ("Porter") was, at all times relevant hereto, an officer of the Fund.

21. Defendant Patricia C. Flaherty ("Flaherty") was, at all times relevant hereto, an officer of the Fund.

22. Defendant Karnig H. Durgarian ("Durgarian") was, at times relevant hereto, an officer of the Fund.

23. Defendant Steven D. Krichmar ("Krichmar") was, at times relevant hereto, an officer of the Fund.

24. Defendant Michael T. Healy ("Healy") was, at times relevant hereto, an officer of the Fund.

25. Defendant Brett C. Browchuk ("Browchuk") was, at all times relevant hereto, an officer of the Fund.

26. Defendant Charles E. Haldeman, Jr. ("Haldeman") was, at times relevant hereto, an officer of the Fund.

27. Defendant Lawrence J. Lasser ("Lasser") was, at all times relevant hereto, an officer of the Fund.

28. Defendant Beth S. Mazor ("Mazor") was, at times relevant hereto, an officer of the Fund.

29. Defendant Richard A. Monaghan ("Monaghan") was, at all times relevant hereto, an officer of the Fund.

30. Defendant Stephen M. Oristaglio ("Oristaglio") was, at all times relevant hereto, an officer of the Fund.

31. Defendant Gordon H. Silver ("Silver") was, at all times relevant hereto, an officer of the Fund.

32. Defendant Mark C. Trenchard ("Trenchard") was, at times relevant hereto, an officer of the Fund.

33. Defendant Deborah F. Kuenstner ("Kuenstner") was, at all times relevant hereto, an officer of the Fund.

34. Defendant Judith Cohen ("Cohen") was, at all times relevant hereto, an officer of the Fund.

35. The Defendants listed in ¶¶7-34 are collectively referred to herein as the "Individual Defendants."

36. Defendant Marsh & McLennan Companies, Inc. ("Marsh & McLennan") is the ultimate parent of defendants bearing the Putnam name. Marsh & McLennan is a New York City-based professional services firm that, through its subsidiaries, operates in the insurance, investment management and consulting industries. Marsh & McLennan is headquartered at 1166 Avenue of the Americas, New York, New York 10036.

37. Defendant Putnam Investments Trust ("Putnam Investments") is a subsidiary of Marsh & McLennan and operates as Marsh & McLennan's investment management arm, catering to individual and institutional investors and offering an array of investment products and services. Putnam Investments is headquartered at One Post Office Square, Boston, Massachusetts.

38. Defendant Putnam Investment Management LLC ("Putnam Investment Management") is registered as an investment advisor under the Investment Advisers Act and managed and advised the Putnam Funds during the Relevant Period. Putnam Investment Management has ultimate responsibility for overseeing the day-today management of the Putnam Funds. Putnam Investment Management is headquartered at One Post Office Square, Boston, Massachusetts. Putnam Investment Management is a subsidiary of Putnam Investments.

39. Defendant Putnam Investment Funds is the registrant and issuer of each the Putnam Funds except for the following funds, which are the registrants and issuers of their own shares or units, respectively: Putnam American Government Income Fund, Putnam Arizona Tax Exempt Income Fund, Putnam Asset Allocation: Balanced Portfolio, Putnam Asset Allocation: Growth Portfolio, Putnam California Tax Exempt Income Fund, Putnam Capital Appreciation Fund, Putnam Capital Opportunities Fund, Putnam Convertible Income-Growth Trust, Putnam Florida Tax Exempt Income Fund, Putnam Massachusetts Tax Exempt Income Funds, Putnam Michigan Tax Exempt Income Fund, Putnam Minnesota Tax Exempt Income Fund, Putnam Money Market Fund, Putnam Municipal Income Fund, Putnam New Jersey Tax Exempt Income Fund, Putnam New Opportunities Fund, Putnam New Value Fund, Putnam New York Tax Exempt Income Fund, Putnam New York Tax Exempt Opportunities Fund, Putnam Ohio Tax Exempt Income Fund, Putnam Pennsylvania Tax Exempt Income Fund, Putnam Tax Exempt Income Fund, Putnam Tax Exempt Money Market Fund, Putnam Tax Smart Equity Fund, Putnam Tax-Free High Yield Fund, Putnam Tax-Free Insured Fund

and Putnam U.S. Government Income Trust. Hereinafter, the registrants and issuers are referred to collectively as the "Registrants." Putnam Investment Funds is located at One Post Office Square, Boston, Massachusetts.

40. The Defendants listed in ¶¶36-39 are collectively referred to herein as the "Advisor Defendants."

DUTIES OF THE INDIVIDUAL DEFENDANTS

41. By reason of their positions as trustees and officers of the Fund and because of their ability to control the Fund, the Individual Defendants owed the Fund and its fundholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Fund in a fair, just, honest and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Fund and its holders so as to benefit all holders equally and not in furtherance of their personal interest or benefit.

42. Likewise, the Advisor Defendants, because of heir relationships with the Fund and their ability to control the day-to-day management of the Fund, owe the same duty to the Fund as the Individual Defendants.

43. Each officer, director and advisor of the Fund owes the Fund and its fundholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Fund and in the use and preservation of its property and assets and the highest obligations of fair dealing. In addition, as officers, trustees and advisors of a publicly held Fund, the Individual Defendants had a duty to promptly disseminate accurate and truthful information so that the market price of the Fund would be based on truthful and accurate information.

44. The Individual Defendants and Advisor Defendants, because of their positions of control and authority as officers, trustees and/or advisors of the Fund, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

45. At all times relevant hereto, each of the defendants was the agent of each of the other defendants and of the Fund and was at all times acting within the course and scope of such agency.

46. To discharge their duties, the officers, trustees and advisors of the Fund were required to exercise reasonable and prudent supervision over the management, policies, practices and controls

of the financial affairs of the Fund. By virtue of such duties, the officers, trustees and advisors of the Fund were required to, among other things:

a. Refrain from acting upon material inside corporate information to benefit themselves;

b. Ensure that the Fund complied with its legal obligations and requirements, including acting only within the scope of its legal authority and disseminating truthful and accurate statements to the SEC and the investing public;

c. Conduct the affairs of the Fund in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Fund's assets and to maximize the value of the Fund's stock;

d. Remain informed as to how the Fund conducted its operations and, upon receipt of notice or information of imprudent or unsound conditions or practices, to make reasonable inquiry in connection therewith and to take steps to correct such conditions or practices and make such disclosures as necessary to comply with federal and state securities laws; and

e. Ensure that the Fund was operated in a diligent, honest and prudent manner in compliance with all applicable federal, state and local laws, rules and regulations.

47. Each defendant, by virtue of his, her, or its position as a officer, director and/or advisor owed to the Fund and to its fundholders the fiduciary duties of loyalty, good faith and the exercise of due care and diligence in the management and administration of the affairs of the Fund, as well as in the use and preservation of its property and assets. The conduct of the defendants complained of herein involves a knowing and culpable violation of their obligations as officers, trustees and advisors of the Fund, the absence of good faith on their part and a reckless disregard for their duties to the Fund and its shareholders that the defendants were aware or should have been aware posed a risk of serious injury to the Fund. The conduct of the defendants who were also officers, trustees and advisors of the Fund during the Relevant Period has been ratified by the remaining defendants who collectively comprised all of the Funds' fiduciaries during the Relevant Period.

48. The defendants breached their duties of loyalty and good faith by allowing the other defendants to cause or by themselves causing the Fund to give preferential treatment to customers, as detailed herein *infra* and by failing to prevent the other defendants from taking such illegal actions.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

49. In committing the wrongful acts alleged herein, the defendants have pursued, or joined in the pursuit of, a common course of conduct and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the defendants further aided and abetted and/or assisted each other in breach of their respective duties.

50. During all times relevant hereto, the defendants collectively and individually initiated a course of conduct that was designed to and did: (i) conceal the fact that the Fund was improperly allowing after hours trading, in order to allow defendants to profit at the expense of the Fund and plaintiff; (ii) maintain the defendants' executive, officer, director and advisor positions at the Fund and the profits, power and prestige that the defendants enjoyed as a result of these positions; and (iii) deceive the investing public, including holders of the Fund, regarding the defendants' management of the Fund's operations, specifically related to the funds net asset value that had been misrepresented by defendants throughout the Relevant Period. In furtherance of this plan, conspiracy and course of conduct, the defendants collectively and individually took the actions set forth herein.

51. The defendants engaged in a conspiracy, common enterprise and/or common course of conduct commencing by at least October 1998 and continuing thereafter. During this time, the defendants caused the Fund to conceal the true fact that defendants allowed preferred customers to time their trades in and out of the Fund.

52. The purpose and effect of the defendants' conspiracy, common enterprise and/or common course of conduct was, among other things, to disguise the defendants' violations of law, breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment; and to conceal adverse information concerning the after hours trading of preferred

customers so they could protect and enhance their executive, officer, director and advisor positions and the substantial compensation and prestige they obtained as a result thereof.

53. The defendants accomplished their conspiracy, common enterprise and/or common course of conduct by causing the Fund to purposefully, recklessly or negligently allowing the unlawful practices described herein. Because the actions described herein occurred under the authority of the officers, trustees and advisors, each of the defendants was a direct, necessary and substantial participant in the conspiracy, common enterprise and/or common course of conduct complained of herein.

54. Each of the defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing and was aware of his or her or its overall contribution to and furtherance of the wrongdoing.

FACTUAL ALLEGATIONS

The Double Standard for Favored Investors

55. Mutual Funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Unbeknownst to investors, from at least as early as October 1, 1998 and until July 3, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Advisor Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of the Fund. Specifically, Putnam Investment Management, as manager of the Fund, profited from fees charged to the Fund that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which artificially and materially affected the value of the Fund, favored investors, agreed to park substantial assets in Putnam. Furthermore, the favored investors secretly disguised additional, improper compensation to the Advisor Defendants as interest payments on monies loaned by the Advisor Defendants to the favored investors for the purpose of

financing the illegal scheme. The synergy between the Advisor Defendants and the favored investors hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely.

Illegal Late Trading

56. "Late trading" exploits the unique way in which mutual funds, including the Fund, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the Net Asset Value ("NAV"), generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the Fund manager maintains for the Fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed after 4:00 p.m. EST are supposed to be filled using the following day's price.

57. In violation of SEC regulations, the Advisor Defendants secretly allowed the favored investors to place orders after 4:00 p.m. on any given day and still receive (illegally) that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the favored investors to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m.

58. For example, a mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the Fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the favored investors to purchase fund shares at the pre-4:00 p.m. price of $10 per share price even after the post-4:00 p.m. news came out and the market had already started to react. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them and then selling the shares the next day at the higher price. This harmful practice is completely undisclosed in the Prospectuses by which the Fund was marketed and sold. Moreover,

late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. *See* 17 C.F.R. §270.22c-1(a).

Secret Timed Trading

59. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. The taking advantage of this fact and similar strategies are known as "time zone arbitrage."

60. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This strategy is sometimes referred to as "liquidity arbitrage."

61. Like late trading, effective timing captures an arbitrage profit the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the Fund. If the timer sells short on bad days - as favored investors did - the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been.

62. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable

capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

63. It is widely acknowledged that timing inures to the detriment of mutual fund and its long term fundholders and, because of this detrimental effect, the relevant Prospectuses stated that timing is monitored and that the Advisor Defendants work to prevent it. These statements were materially false and misleading because, not only did the defendants allow favored investors to time their trades, the Advisor Defendants also financed certain of the favored investors' timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

64. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint charging fraud, amongst other violations of law, in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full- scale investigation (the "Spitzer Complaint"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investor losses.

65. On September 4, 2003 *The Wall Street Journal* reported that the New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares. In return for receiving this favored treatment, which damaged the long term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefitted the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern ... finds himself at the center of a sweeping investigation into the mutual- fund industry after paying $40 million to settle charges of illegal trading made by the New York State

> Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual- fund families-- including Bank of America Corp's, Putnam Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp.-- by promising to make substantial investments in various funds managed by these institutions.

The article indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg, stating as follows:

> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."

66. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices. Putnam Investments was one of the mutual fund entities subpoenaed by the New York Attorney General.

67. On September 16, 2003, Massachusetts Secretary of the Commonwealth William Galvin announced the launching of a probe into improper fund trading at Putnam Investments in Boston. *The Boston Herald* reported on September 16, 2003 that "Galvin said his staff sent several subpoenas to Putnam last Thursday to learn about possible improper market timing-- that is, making short-term trades of fund shares, often at the expense of long-term shareholders." The article highlighted that Secretary of State Galvin noted that his office had good reasons to believe that Putnam Investments was involved in the conduct alleged herein, stating that, "[t]his is not a fishing

expedition ... We obviously have probably cause of some kind to make these inquiries.". The probe was focused on "trades in one of Putnam's international funds," according to the article.

68. On October 21, 2003, the *Boston Globe* reported that Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud for engaging in market timing. In relevant part, the Globe reported as follows:

> Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud within the next few days, say two people involved in the investigation. The charges would ensnare one of Boston's largest mutual fund firms in a burgeoning probe into abusive practices in the fund industry.
>
> Galvin and New York Attorney General Eliot Spitzer have moved aggressively in the last two months against the mutual fund industry, which had largely avoided the lawsuits and scandals that have plagued corporate America and the securities industry since the Internet bubble burst in early 2000. Spitzer, in particular, has shown that certain big investors received preferential treatment at some fund houses, undermining investors' faith that the rules apply equally to all shareholders.
>
> Formal complaints against Putnam, the nation's fifth- largest fund family, would suggest that the scope of the inquiries is widening.
>
> Investigators are probing whether the trading practice known as market timing -- trading quickly into and out of funds, to take advantage of short-term price fluctuations -- was being employed by small-time individual investors as well as by sophisticated brokerage houses.
>
> The two people involved in the investigation said the state Securities Division, which Galvin oversees, intends to charge Putnam with at least two counts of securities fraud.
>
> One count would allege the company let individuals trade rapidly in and out of their mutual fund accounts -- despite company policies that prohibit excessive trading.
>
> A second would allege that Putnam failed to treat shareholders equally, by allowing some to market-time their accounts, and not others.
>
> The state is expected to allege that by not upholding its policies, Putnam in effect said one thing and did another as well as treated its customers unequally. The state is expected to argue that both would constitute civil fraud in Massachusetts.

The Prospectuses Were Materially False and Misleading

69. Defendants caused the issuance of false and misleading prospectuses (the "Prospectuses") regarding the Funds' policies on late trading and timed trading.

70. The Prospectuses falsely stated that the Putnam Funds actively safeguard shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the January 30, 2003 Putnam International New Opportunities Fund prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the Putnam Funds deters the practice, stating as follows:

> The exchange privilege is not intended as a vehicle for short-term trading. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. In order to limit excessive exchange activity and otherwise to promote the best interests of the fund, the fund imposes a redemption fee of 1.00% of the total exchange amount (calculated at market value) on exchanges of shares held less than 90 days. The fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange. The fund into which you would like to exchange may also reject your exchange. These actions may apply to all shareholders or only to those shareholders whose exchanges Putnam Management determines are likely to have a negative effect on the fund or other Putnam funds.
>
> ***
>
> The fund imposes a redemption fee of 1.00% of the total redemption amount (calculated at market value) if you sell or exchange your shares after holding them for less than 90 days. The redemption fee is paid directly to the fund, and is designed to offset brokerage commissions, market impact, and other costs associated with short-term trading. For purposes of determining whether the redemption fee applies, the shares that were held the longest will be redeemed first.

71. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. That defendants had entered into an agreement allowing the favored investors to time their trading of the Putnam Funds shares;

b. That, pursuant to that agreement, the favored investors regularly timed their trading in Putnam shares;

c. That, contrary to the express representations in the Prospectuses, the Putnam Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against favored investors and waived the redemption fees, at the expense of ordinary Putnam Funds investors, that the favored investors should have been required to pay, pursuant to stated Putnam Funds' policies;

d. That the Fund Defendants regularly allowed favored investors to engage in trades that were disruptive to the efficient management of the Putnam Funds and/or increased the Putnam Funds' costs and thereby reduced the Putnam Funds' actual performance; and

e. That the amount of compensation paid by the Putnam Funds to Putnam Investment Management because of the Putnam Funds' secret agreement with favored defendants and others provided additional undisclosed compensation to Putnam Investment Management by the Putnam Funds and their respective shareholders, including plaintiff.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

72. Plaintiff brings this action derivatively in the right and for the benefit of the Fund to redress injuries suffered and to be suffered, by the Fund as a direct result of the breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment, as well as the aiding and abetting thereof, by the defendants. The Fund is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

73. Plaintiff will adequately and fairly represent the interests of the Fund in enforcing and prosecuting its rights.

74. Plaintiff has not made a written demand of the current Board of Trustees as they have yet to acknowledge their wrongdoing and thus continue to cause irreparable injury to the Fund.

75. Plaintiff is and was a fundholder of the Fund during times relevant to the defendants' wrongful course of conduct alleged herein and remains a fundholder of the Fund.

76. The current trustees of the Fund consists of the following individuals: defendants Hill, Baxter, Curtis, Jackson, Joskow, Kennan, Lasser, Mullin, Patterson, Putnam, Smith, Stephens and Thorndike. Plaintiff has not made any demand on the present trustees of the Fund to institute this

action because such a demand would be a futile, wasteful and useless act, particularly for the following reasons:

a. The trustees and senior management participated in the wrongs complained of herein. The Fund's trustees are not disinterested or independent due to their abdication of their responsibilities to oversee the Fund's officers who were also agents for the Advisor Defendants. Pursuant to their specific duties as trustees, each was charged with the management of the Fund and to conduct its business affairs. Each of the above-referenced defendants breached the fiduciary duties that they owed to the Fund. Thus, the Fund trustees cannot exercise independent objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because they are interested personally in the outcome as it is their actions, inactions, abdication and improper delegation that has resulted in the very conduct complained of herein;

b. The trustees of the Fund, as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs or recklessly and/or negligently disregarded the wrongs complained of herein and are therefore not disinterested parties;

c. In order to bring this suit, all of the trustees of the Fund would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand;

d. The acts complained of constitute violations of the fiduciary duties owed by the trustees, the Fund's officers and advisors and these acts are incapable of ratification;

e. Each of the trustees of the Fund authorized and/or permitted the false statements disseminated directly to the public or made directly to securities analysts and which were made available and distributed to fundholders, authorized and/or permitted the issuance of various of the false and misleading statements and are principal beneficiaries of the wrongdoing alleged herein and thus could not fairly and fully prosecute such a suit even if such suit was instituted by them;

f. Any suit by the current trustees of the Fund to remedy these wrongs would likely expose the defendants to further violations of the securities laws that would result in civil

actions being filed against one or more of the defendants, thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves;

g. The Fund has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the trustees have not filed any lawsuits against themselves or others who were responsible for that wrongful conduct to attempt to recover for the Fund any part of the damages the Fund suffered and will suffer thereby; and

h. If the Fund's current and past officers and trustees are protected against personal liability for their acts of mismanagement, abuse of control and breach of fiduciary duty alleged in this Complaint by trustees' and officers' liability insurance, they caused the Fund to purchase that insurance for their protection with corporate funds, *i.e.*, monies belonging to the mutual fund holders of the Fund. However, due to certain changes in the language of trustees' and officers' liability insurance policies in the past few years, the trustees' and officers' liability insurance policies covering the defendants in this case contain provisions that eliminate coverage for any action brought directly by the Fund against these defendants, known as, *inter alia*, the "insured versus insured exclusion." As a result, if these trustees were to sue themselves or certain of the officers of the Fund, there would be no trustees' and officers' insurance protection and thus, this is a further reason why they will not bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage exists and will provide a basis for the Fund to effectuate recovery. If there is no trustees' and officers' liability insurance at all then the current trustees will not cause the Fund to sue them, since they will face a large uninsured liability.

77. Moreover, despite the Individual Defendants having knowledge of the claims and causes of action raised by plaintiff, the current trustees have failed and refused to seek to recover for the Fund for any of the wrongdoing alleged by plaintiff herein.

78. Plaintiff has not made any demand on shareholders of the Fund to institute this action since such demand would be a futile and useless act for the following reasons:

a. The Fund has thousands of shareholders;

b. Making demand on such a number of shareholders would be impossible for plaintiff who has no way of finding out the names, addresses or phone numbers of shareholders; and

c. Making demand on all shareholders would force plaintiff to incur huge expenses, assuming all shareholders could be individually identified.

COUNT I

Against All Defendants for Breach of Fiduciary Duty

79. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

80. The defendants owed and owe the Fund fiduciary obligations. By reason of their fiduciary relationships, defendants owed and owe the Fund the highest obligation of good faith, fair dealing, loyalty and due care.

81. The defendants and each of them, violated and breached their fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith and supervision.

82. Each of the defendants had actual or constructive knowledge that they had secret agreements to allow favored investors to late trade and time trade at the expense of the Fund. These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Fund's corporate interests.

83. As a direct and proximate result of the defendants' failure to perform their fiduciary obligations, the Fund has sustained significant damages. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

84. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT II

Against All Defendants for Abuse of Control

85. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

86. The defendants' misconduct alleged herein constituted an abuse of their ability to control and influence the Fund, for which they are legally responsible.

87. As a direct and proximate result of the defendants' abuse of control, the Fund has sustained significant damages.

88. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

89. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT III

Against All Defendants for Gross Mismanagement

90. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

91. By their actions alleged herein, the defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of the Fund in a manner consistent with the operations of a publicly held mutual fund.

92. As a direct and proximate result of the defendants' gross mismanagement and breaches of duty alleged herein, the Fund has sustained significant damages in excess of millions of dollars.

93. As a result of the misconduct and breaches of duty alleged herein, the defendants are liable to the Fund.

94. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT IV

Against All Defendants for Waste of Corporate Assets

95. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

96. As a result of the failing to properly consider the interests of the Fund by failing to conduct proper supervision, defendants have caused the Fund to waste valuable corporate assets by paying incentive based bonuses to certain of its executive officers and forfeiting the Fund's right to collect millions of dollars in legitimate fees from favored investors.

97. As a result of the waste of corporate assets, the defendants are liable to the Fund.

98. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT V

Against All Defendants for Unjust Enrichment

99. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

100. By their wrongful acts and omissions, defendants were unjustly enriched at the expense of and to the detriment of the Fund.

101. Plaintiff, as a fundholder and representative of the Fund, seeks restitution from these defendants and each of them and seeks an order of this Court disgorging all profits, benefits and other compensation obtained by these defendants and each of them, from their wrongful conduct and fiduciary breaches.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

(1) Against all of the defendants and in favor of the Fund for the amount of damages sustained by the Fund as a result of the defendants' breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment;

(2) Extraordinary equitable and/or injunctive relief as permitted by law, equity and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust on or otherwise restricting the proceeds of defendants' activities or their other assets so as to assure that plaintiff on behalf of the Fund has an effective remedy;

(3) Awarding to the Fund restitution from the defendants and each of them and ordering disgorgement of all profits, benefits and other compensation obtained by the defendants;

(4) Awarding to plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs and expenses; and

(5) Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: January 27, 2004

Respectfully submitted,

Peter A. Lagorio (BBO #567379)
GILMAN AND PASTOR, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
Telephone: 781/231-7850
Facsimile: 781/231-7840

FARUQI & FARUQI
SHANE ROWLEY
ANTONIO VOZZOLO
DAVID LEVENTHAL
320 East 39th Street
New York, NY 10016
Telephone: 212/983-9330
Facsimile: 212/983-9331

ROBBINS UMEDA & FINK, LLP
BRIAN J. ROBBINS
JEFFREY P. FINK
1010 Second Ave., Suite 2360
San Diego, CA 92101
Telephone: 619/525-3990
Facsimile: 619/525-3991

Attorneys for Plaintiff

VERIFICATION

Steven Wiegand states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

Steve Wiegand
Steven Wiegand

01/23/04
Date

SUPERIOR COURT OF THE STATE OF MASSACHUSETTS
COUNTY OF SUFFOLK

LEON BRAZIN, Derivatively On Behalf of PUTNAM VISTA FUND,

Plaintiff,

vs.

JOHN A. HILL, JAMESON A. BAXTER, CHARLES B. CURTIS, RONALD J. JACKSON, PAUL L. JOSKOW, ELIZABETH T. KENNAN, LAWRENCE J. LASSER, JOHN H. MULLIN, III, ROBERT E. PATTERSON, GEORGE PUTNAM, III, A.J. C. SMITH, W. THOMAS STEPHENS, W. NICHOLAS THORNDIKE, CHARLES E. PORTER, PATRICIA C. FLAHERTY, KARNIG H. DURGARIAN, STEVEN D. KRICHMAR, MICHAEL T. HEALY, BRETT C. BROWCHUK, CHARLES E. HALDEMAN, JR., LAWRENCE J. LASSER, BETH S. MAZOR, RICHARD A. MONAGHAN, STEPHEN M. ORISTAGLIO, GORDON H. SILVER, MARK C. TRENCHARD, DEBORAH F. KUENSTNER, JUDITH COHEN, MARSH & MCLENNAN COMPANIES, INC., PUTNAM INVESTMENT MANAGEMENT, LLC, PUTNAM INVESTMENT FUNDS, PUTNAM INVESTMENT TRUSTS,

Defendants.

- and -

PUTNAM VISTA FUND, a Massachusetts corporation,

Nominal Defendant.

Case No. 04-1116 A

VERIFIED DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY, ABUSE OF CONTROL, GROSS MISMANAGEMENT, WASTE OF CORPORATE ASSETS AND UNJUST ENRICHMENT

SUFFOLK SUPERIOR COURT
CIVIL CLERK'S OFFICE
2004 MAR 15 P 12:59
MICHAEL JOSEPH DONOVAN
CLERK/MAGISTRATE

DEMAND FOR JURY TRIAL

Plaintiff, by his attorneys, submits this Derivative Complaint (the "Complaint") against the defendants named herein.

NATURE OF THE ACTION

1. This is a derivative action brought by holders of Putnam Vista Fund (the "Fund") on behalf of the Fund against certain of its officers and trustees seeking to remedy defendants' violations of state law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment that occurred between October 1998 and the present (the "Relevant Period") and that have caused substantial losses to the Fund and other damages, such as to its reputation and goodwill.

JURISDICTION AND VENUE

2. The Fund is a citizen of Massachusetts as it is incorporated in Massachusetts. The fore joint contact is sufficient to justify the exercise of personal jurisdiction over all the defendants by the Massachusetts courts.

SUMMARY OF THE ACTION

3. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants and their clients to the detriment of plaintiff and the Fund: As part and parcel of defendants' unlawful conduct, defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose:

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds prices their shares.

4. Putnam Investments is currently under investigation for the acts alleged herein by the Secretary of State of the Commonwealth of Massachusetts and the New York State Attorney

General, each of which have served subpoenas on Putnam Investments in connection with their investigations. On October 21, 2003, the *Boston Globe* reported that Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud for engaging in market timing. In relevant part, the Globe reported as follows:

> Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud within the next few days, say two people involved in the investigation. The charges would ensnare one of Boston's largest mutual fund firms in a burgeoning probe into abusive practices in the fund industry.
>
> Galvin and New York Attorney General Eliot Spitzer have moved aggressively in the last two months against the mutual fund industry, which had largely avoided the lawsuits and scandals that have plagued corporate America and the securities industry since the Internet bubble burst in early 2000. Spitzer, in particular, has shown that certain big investors received preferential treatment at some fund houses, undermining investors' faith that the rules apply equally to all shareholders. Formal complaints against Putnam, the nation's fifth-largest fund family, would suggest that the scope of the inquiries is widening. Investigators are probing whether the trading practice known as market timing -- trading quickly into and out of funds, to take advantage of short-term price fluctuations -- was being employed by small-time individual investors as well as by sophisticated brokerage houses. The two people involved in the investigation said the state Securities Division, which Galvin oversees, intends to charge Putnam with at least two counts of securities fraud. One count would allege the company let individuals trade rapidly in and out of their mutual fund accounts -- despite company policies that prohibit excessive trading. A second would allege that Putnam failed to treat shareholders equally, by allowing some to market-time their accounts, and not others. The state is expected to allege that by not upholding its policies, Putnam in effect said one thing and did another as well as treated its customers unequally. The state is expected to argue that both would constitute civil fraud in Massachusetts.

THE PARTIES

5. Plaintiff Leon Brazin is, and was at times relevant hereto, an owner and holder of the Fund. Plaintiff is a citizen of Florida.

6. The Fund is a nominal defendant and a corporation organized and existing under the laws of the State of Massachusetts with its headquarters located at One Post Office Square, Boston, Massachusetts.

7. Defendant John A. Hill ("Hill") was, at all times relevant hereto, a trustee of the Fund.

8. Defendant Jameson A. Baxter ("Baxter") was, at all times relevant hereto, a trustee of the Fund.

9. Defendant Charles B. Curtis ("Curtis") was, at times relevant hereto, a trustee of the Fund.

10. Defendant Ronald J. Jackson ("Jackson") was, at all times relevant hereto, a trustee of the Fund.

11. Defendant Paul L. Joskow ("Joskow") was, at all times relevant hereto, a trustee of the Fund.

12. Defendant Elizabeth T. Kennan ("Kennan") was, at all times relevant hereto, a trustee of the Fund.

13. Defendant Lawrence J. Lasser ("Lasser") was, at all times relevant hereto, a trustee of the Fund.

14. Defendant John H. Mullin, III ("Mullin") was, at all times relevant hereto, a trustee of the Fund.

15. Defendant Robert E. Patterson ("Patterson") was, at all times relevant hereto, a trustee of the Fund.

16. Defendant George Putnam, III ("Putnam") was, at all times relevant hereto, a trustee and officer of the Fund.

17. Defendant A.J.C. Smith ("Smith") was, at all times relevant hereto, a trustee of the Fund.

18. Defendant W. Thomas Stephens ("Stephens") was, at all times relevant hereto, a trustee of the Fund.

19. Defendant W. Nicholas Thorndike ("Thorndike") was, at all times relevant hereto, a trustee of the Fund.

20. Defendant Charles E. Porter ("Porter") was, at all times relevant hereto, an officer of the Fund.

21. Defendant Patricia C. Flaherty ("Flaherty") was, at all times relevant hereto, an officer of the Fund.

22. Defendant Karnig H. Durgarian ("Durgarian") was, at times relevant hereto, an officer of the Fund.

23. Defendant Steven D. Krichmar ("Krichmar") was, at times relevant hereto, an officer of the Fund.

24. Defendant Michael T. Healy ("Healy") was, at times relevant hereto, an officer of the Fund.

25. Defendant Brett C. Browchuk ("Browchuk") was, at all times relevant hereto, an officer of the Fund.

26. Defendant Charles E. Haldeman, Jr. ("Haldeman") was, at times relevant hereto, an officer of the Fund.

27. Defendant Lawrence J. Lasser ("Lasser") was, at all times relevant hereto, an officer of the Fund.

28. Defendant Beth S. Mazor ("Mazor") was, at times relevant hereto, an officer of the Fund.

29. Defendant Richard A. Monaghan ("Monaghan") was, at all times relevant hereto, an officer of the Fund.

30. Defendant Stephen M. Oristaglio ("Oristaglio") was, at all times relevant hereto, an officer of the Fund.

31. Defendant Gordon H. Silver ("Silver") was, at all times relevant hereto, an officer of the Fund.

32. Defendant Mark C. Trenchard ("Trenchard") was, at times relevant hereto, an officer of the Fund.

33. Defendant Deborah F. Kuenstner ("Kuenstner") was, at all times relevant hereto, an officer of the Fund.

34. Defendant Judith Cohen ("Cohen") was, at all times relevant hereto, an officer of the Fund.

35. The Defendants listed in ¶¶7-34 are collectively referred to herein as the "Individual Defendants."

36. Defendant Marsh & McLennan Companies, Inc. ("Marsh & McLennan") is the ultimate parent of defendants bearing the Putnam name. Marsh & McLennan is a New York City-based professional services firm that, through its subsidiaries, operates in the insurance, investment management and consulting industries. Marsh & McLennan is headquartered at 1166 Avenue of the Americas, New York, New York 10036.

37. Defendant Putnam Investments Trust ("Putnam Investments") is a subsidiary of Marsh & McLennan and operates as Marsh & McLennan's investment management arm, catering to individual and institutional investors and offering an array of investment products and services. Putnam Investments is headquartered at One Post Office Square, Boston, Massachusetts.

38. Defendant Putnam Investment Management LLC ("Putnam Investment Management") is registered as an investment advisor under the Investment Advisers Act and managed and advised the Putnam Funds during the Relevant Period. Putnam Investment Management has ultimate responsibility for overseeing the day-today management of the Putnam Funds. Putnam Investment Management is headquartered at One Post Office Square, Boston, Massachusetts. Putnam Investment Management is a subsidiary of Putnam Investments.

39. Defendant Putnam Investment Funds is the registrant and issuer of each the Putnam Funds except for the following funds, which are the registrants and issuers of their own shares or units, respectively: Putnam American Government Income Fund, Putnam Arizona Tax Exempt Income Fund, Putnam Asset Allocation: Balanced Portfolio, Putnam Asset Allocation: Growth Portfolio, Putnam California Tax Exempt Income Fund, Putnam Capital Appreciation Fund, Putnam Capital Opportunities Fund, Putnam Convertible Income-Growth Trust, Putnam Florida Tax Exempt Income Fund, Putnam Massachusetts Tax Exempt Income Funds, Putnam Michigan Tax Exempt Income Fund, Putnam Minnesota Tax Exempt Income Fund, Putnam Money Market Fund, Putnam Municipal Income Fund, Putnam New Jersey Tax Exempt Income Fund, Putnam New Opportunities Fund, Putnam New Value Fund, Putnam New York Tax Exempt Income Fund, Putnam New York Tax Exempt Opportunities Fund, Putnam Ohio Tax Exempt Income Fund, Putnam Pennsylvania Tax Exempt Income Fund, Putnam Tax Exempt Income Fund, Putnam Tax Exempt Money Market Fund, Putnam Tax Smart Equity Fund, Putnam Tax-Free High Yield Fund, Putnam Tax-Free Insured Fund

and Putnam U.S. Government Income Trust. Hereinafter, the registrants and issuers are referred to collectively as the "Registrants." Putnam Investment Funds is located at One Post Office Square, Boston, Massachusetts.

40. The Defendants listed in ¶¶36-39 are collectively referred to herein as the "Advisor Defendants."

DUTIES OF THE INDIVIDUAL DEFENDANTS

41. By reason of their positions as trustees and officers of the Fund and because of their ability to control the Fund, the Individual Defendants owed the Fund and its fundholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Fund in a fair, just, honest and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Fund and its holders so as to benefit all holders equally and not in furtherance of their personal interest or benefit.

42. Likewise, the Advisor Defendants, because of heir relationships with the Fund and their ability to control the day-to-day management of the Fund, owe the same duty to the Fund as the Individual Defendants.

43. Each officer, director and advisor of the Fund owes the Fund and its fundholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Fund and in the use and preservation of its property and assets and the highest obligations of fair dealing. In addition, as officers, trustees and advisors of a publicly held Fund, the Individual Defendants had a duty to promptly disseminate accurate and truthful information so that the market price of the Fund would be based on truthful and accurate information.

44. The Individual Defendants and Advisor Defendants, because of their positions of control and authority as officers, trustees and/or advisors of the Fund, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

45. At all times relevant hereto, each of the defendants was the agent of each of the other defendants and of the Fund and was at all times acting within the course and scope of such agency.

46. To discharge their duties, the officers, trustees and advisors of the Fund were required to exercise reasonable and prudent supervision over the management, policies, practices and controls

of the financial affairs of the Fund. By virtue of such duties, the officers, trustees and advisors of the Fund were required to, among other things:

a. Refrain from acting upon material inside corporate information to benefit themselves;

b. Ensure that the Fund complied with its legal obligations and requirements, including acting only within the scope of its legal authority and disseminating truthful and accurate statements to the SEC and the investing public;

c. Conduct the affairs of the Fund in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Fund's assets and to maximize the value of the Fund's stock;

d. Remain informed as to how the Fund conducted its operations and, upon receipt of notice or information of imprudent or unsound conditions or practices, to make reasonable inquiry in connection therewith and to take steps to correct such conditions or practices and make such disclosures as necessary to comply with federal and state securities laws; and

e. Ensure that the Fund was operated in a diligent, honest and prudent manner in compliance with all applicable federal, state and local laws, rules and regulations.

47. Each defendant, by virtue of his, her, or its position as a officer, director and/or advisor owed to the Fund and to its fundholders the fiduciary duties of loyalty, good faith and the exercise of due care and diligence in the management and administration of the affairs of the Fund, as well as in the use and preservation of its property and assets. The conduct of the defendants complained of herein involves a knowing and culpable violation of their obligations as officers, trustees and advisors of the Fund, the absence of good faith on their part and a reckless disregard for their duties to the Fund and its shareholders that the defendants were aware or should have been aware posed a risk of serious injury to the Fund. The conduct of the defendants who were also officers, trustees and advisors of the Fund during the Relevant Period has been ratified by the remaining defendants who collectively comprised all of the Funds' fiduciaries during the Relevant Period.

48. The defendants breached their duties of loyalty and good faith by allowing the other defendants to cause or by themselves causing the Fund to give preferential treatment to customers, as detailed herein *infra* and by failing to prevent the other defendants from taking such illegal actions.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

49. In committing the wrongful acts alleged herein, the defendants have pursued, or joined in the pursuit of, a common course of conduct and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the defendants further aided and abetted and/or assisted each other in breach of their respective duties.

50. During all times relevant hereto, the defendants collectively and individually initiated a course of conduct that was designed to and did: (i) conceal the fact that the Fund was improperly allowing after hours trading, in order to allow defendants to profit at the expense of the Fund and plaintiff; (ii) maintain the defendants' executive, officer, director and advisor positions at the Fund and the profits, power and prestige that the defendants enjoyed as a result of these positions; and (iii) deceive the investing public, including holders of the Fund, regarding the defendants' management of the Fund's operations, specifically related to the funds net asset value that had been misrepresented by defendants throughout the Relevant Period. In furtherance of this plan, conspiracy and course of conduct, the defendants collectively and individually took the actions set forth herein.

51. The defendants engaged in a conspiracy, common enterprise and/or common course of conduct commencing by at least October 1998 and continuing thereafter. During this time, the defendants caused the Fund to conceal the true fact that defendants allowed preferred customers to time their trades in and out of the Fund.

52. The purpose and effect of the defendants' conspiracy, common enterprise and/or common course of conduct was, among other things, to disguise the defendants' violations of law, breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment; and to conceal adverse information concerning the after hours trading of preferred

customers so they could protect and enhance their executive, officer, director and advisor positions and the substantial compensation and prestige they obtained as a result thereof.

53. The defendants accomplished their conspiracy, common enterprise and/or common course of conduct by causing the Fund to purposefully, recklessly or negligently allowing the unlawful practices described herein. Because the actions described herein occurred under the authority of the officers, trustees and advisors, each of the defendants was a direct, necessary and substantial participant in the conspiracy, common enterprise and/or common course of conduct complained of herein.

54. Each of the defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing and was aware of his or her or its overall contribution to and furtherance of the wrongdoing.

FACTUAL ALLEGATIONS

The Double Standard for Favored Investors

55. Mutual Funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Unbeknownst to investors, from at least as early as October 1, 1998 and until July 3, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Advisor Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of the Fund. Specifically, Putnam Investment Management, as manager of the Fund, profited from fees charged to the Fund that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which artificially and materially affected the value of the Fund, favored investors, agreed to park substantial assets in Putnam. Furthermore, the favored investors secretly disguised additional, improper compensation to the Advisor Defendants as interest payments on monies loaned by the Advisor Defendants to the favored investors for the purpose of

financing the illegal scheme. The synergy between the Advisor Defendants and the favored investors hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely.

Illegal Late Trading

56. "Late trading" exploits the unique way in which mutual funds, including the Fund, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the Net Asset Value ("NAV"), generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the Fund manager maintains for the Fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed after 4:00 p.m. EST are supposed to be filled using the following day's price.

57. In violation of SEC regulations, the Advisor Defendants secretly allowed the favored investors to place orders after 4:00 p.m. on any given day and still receive (illegally) that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the favored investors to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m.

58. For example, a mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the Fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the favored investors to purchase fund shares at the pre-4:00 p.m. price of $10 per share price even after the post-4:00 p.m. news came out and the market had already started to react. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them and then selling the shares the next day at the higher price. This harmful practice is completely undisclosed in the Prospectuses by which the Fund was marketed and sold. Moreover,

late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. *See* 17 C.F.R. §270.22c-1(a).

Secret Timed Trading

59. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. The taking advantage of this fact and similar strategies are known as "time zone arbitrage."

60. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This strategy is sometimes referred to as "liquidity arbitrage."

61. Like late trading, effective timing captures an arbitrage profit the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the Fund. If the timer sells short on bad days - as favored investors did - the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been.

62. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable

capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

63. It is widely acknowledged that timing inures to the detriment of mutual fund and its long term fundholders and, because of this detrimental effect, the relevant Prospectuses stated that timing is monitored and that the Advisor Defendants work to prevent it. These statements were materially false and misleading because, not only did the defendants allow favored investors to time their trades, the Advisor Defendants also financed certain of the favored investors' timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

64. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint charging fraud, amongst other violations of law, in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full- scale investigation (the "Spitzer Complaint"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investor losses.

65. On September 4, 2003 *The Wall Street Journal* reported that the New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares. In return for receiving this favored treatment, which damaged the long term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefitted the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern ... finds himself at the center of a sweeping investigation into the mutual- fund industry after paying $40 million to settle charges of illegal trading made by the New York State

> Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual- fund families-- including Bank of America Corp's, Putnam Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp.-- by promising to make substantial investments in various funds managed by these institutions.

The article indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg, stating as follows:

> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."

66. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices. Putnam Investments was one of the mutual fund entities subpoenaed by the New York Attorney General.

67. On September 16, 2003, Massachusetts Secretary of the Commonwealth William Galvin announced the launching of a probe into improper fund trading at Putnam Investments in Boston. *The Boston Herald* reported on September 16, 2003 that "Galvin said his staff sent several subpoenas to Putnam last Thursday to learn about possible improper market timing-- that is, making short-term trades of fund shares, often at the expense of long-term shareholders." The article highlighted that Secretary of State Galvin noted that his office had good reasons to believe that Putnam Investments was involved in the conduct alleged herein, stating that, "[t]his is not a fishing

expedition ... We obviously have probably cause of some kind to make these inquiries." The probe was focused on "trades in one of Putnam's international funds," according to the article.

68. On October 21, 2003, the *Boston Globe* reported that Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud for engaging in market timing. In relevant part, the Globe reported as follows:

> Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud within the next few days, say two people involved in the investigation. The charges would ensnare one of Boston's largest mutual fund firms in a burgeoning probe into abusive practices in the fund industry.
>
> Galvin and New York Attorney General Eliot Spitzer have moved aggressively in the last two months against the mutual fund industry, which had largely avoided the lawsuits and scandals that have plagued corporate America and the securities industry since the Internet bubble burst in early 2000. Spitzer, in particular, has shown that certain big investors received preferential treatment at some fund houses, undermining investors' faith that the rules apply equally to all shareholders.
>
> Formal complaints against Putnam, the nation's fifth- largest fund family, would suggest that the scope of the inquiries is widening.
>
> Investigators are probing whether the trading practice known as market timing -- trading quickly into and out of funds, to take advantage of short-term price fluctuations -- was being employed by small-time individual investors as well as by sophisticated brokerage houses.
>
> The two people involved in the investigation said the state Securities Division, which Galvin oversees, intends to charge Putnam with at least two counts of securities fraud.
>
> One count would allege the company let individuals trade rapidly in and out of their mutual fund accounts -- despite company policies that prohibit excessive trading.
>
> A second would allege that Putnam failed to treat shareholders equally, by allowing some to market-time their accounts, and not others.
>
> The state is expected to allege that by not upholding its policies, Putnam in effect said one thing and did another as well as treated its customers unequally. The state is expected to argue that both would constitute civil fraud in Massachusetts.

The Prospectuses Were Materially False and Misleading

69. Defendants caused the issuance of false and misleading prospectuses (the "Prospectuses") regarding the Funds' policies on late trading and timed trading.

70. The Prospectuses falsely stated that the Putnam Funds actively safeguard shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the January 30, 2003 Putnam International New Opportunities Fund prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the Putnam Funds deters the practice, stating as follows:

> The exchange privilege is not intended as a vehicle for short-term trading. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. In order to limit excessive exchange activity and otherwise to promote the best interests of the fund, the fund imposes a redemption fee of 1.00% of the total exchange amount (calculated at market value) on exchanges of shares held less than 90 days. The fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange. The fund into which you would like to exchange may also reject your exchange. These actions may apply to all shareholders or only to those shareholders whose exchanges Putnam Management determines are likely to have a negative effect on the fund or other Putnam funds.
>
> ***
>
> The fund imposes a redemption fee of 1.00% of the total redemption amount (calculated at market value) if you sell or exchange your shares after holding them for less than 90 days. The redemption fee is paid directly to the fund, and is designed to offset brokerage commissions, market impact, and other costs associated with short-term trading. For purposes of determining whether the redemption fee applies, the shares that were held the longest will be redeemed first.

71. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. That defendants had entered into an agreement allowing the favored investors to time their trading of the Putnam Funds shares;

b. That, pursuant to that agreement, the favored investors regularly timed their trading in Putnam shares;

c. That, contrary to the express representations in the Prospectuses, the Putnam Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against favored investors and waived the redemption fees, at the expense of ordinary Putnam Funds investors, that the favored investors should have been required to pay, pursuant to stated Putnam Funds' policies;

d. That the Fund Defendants regularly allowed favored investors to engage in trades that were disruptive to the efficient management of the Putnam Funds and/or increased the Putnam Funds' costs and thereby reduced the Putnam Funds' actual performance; and

e. That the amount of compensation paid by the Putnam Funds to Putnam Investment Management because of the Putnam Funds' secret agreement with favored defendants and others provided additional undisclosed compensation to Putnam Investment Management by the Putnam Funds and their respective shareholders, including plaintiff.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

72. Plaintiff brings this action derivatively in the right and for the benefit of the Fund to redress injuries suffered and to be suffered, by the Fund as a direct result of the breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment, as well as the aiding and abetting thereof, by the defendants. The Fund is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

73. Plaintiff will adequately and fairly represent the interests of the Fund in enforcing and prosecuting its rights.

74. Plaintiff has not made a written demand of the current Board of Trustees as they have yet to acknowledge their wrongdoing and thus continue to cause irreparable injury to the Fund.

75. Plaintiff is and was a fundholder of the Fund during times relevant to the defendants' wrongful course of conduct alleged herein and remains a fundholder of the Fund.

76. The current trustees of the Fund consists of the following individuals: defendants Hill, Baxter, Curtis, Jackson, Joskow, Kennan, Lasser, Mullin, Patterson, Putnam, Smith, Stephens and Thorndike. Plaintiff has not made any demand on the present trustees of the Fund to institute this

action because such a demand would be a futile, wasteful and useless act, particularly for the following reasons:

a. The trustees and senior management participated in the wrongs complained of herein. The Fund's trustees are not disinterested or independent due to their abdication of their responsibilities to oversee the Fund's officers who were also agents for the Advisor Defendants. Pursuant to their specific duties as trustees, each was charged with the management of the Fund and to conduct its business affairs. Each of the above-referenced defendants breached the fiduciary duties that they owed to the Fund. Thus, the Fund trustees cannot exercise independent objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because they are interested personally in the outcome as it is their actions, inactions, abdication and improper delegation that has resulted in the very conduct complained of herein;

b. The trustees of the Fund, as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs or recklessly and/or negligently disregarded the wrongs complained of herein and are therefore not disinterested parties;

c. In order to bring this suit, all of the trustees of the Fund would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand;

d. The acts complained of constitute violations of the fiduciary duties owed by the trustees, the Fund's officers and advisors and these acts are incapable of ratification;

e. Each of the trustees of the Fund authorized and/or permitted the false statements disseminated directly to the public or made directly to securities analysts and which were made available and distributed to fundholders, authorized and/or permitted the issuance of various of the false and misleading statements and are principal beneficiaries of the wrongdoing alleged herein and thus could not fairly and fully prosecute such a suit even if such suit was instituted by them;

f. Any suit by the current trustees of the Fund to remedy these wrongs would likely expose the defendants to further violations of the securities laws that would result in civil

actions being filed against one or more of the defendants, thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves;

g. The Fund has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the trustees have not filed any lawsuits against themselves or others who were responsible for that wrongful conduct to attempt to recover for the Fund any part of the damages the Fund suffered and will suffer thereby; and

h. If the Fund's current and past officers and trustees are protected against personal liability for their acts of mismanagement, abuse of control and breach of fiduciary duty alleged in this Complaint by trustees' and officers' liability insurance, they caused the Fund to purchase that insurance for their protection with corporate funds, *i.e.*, monies belonging to the mutual fund holders of the Fund. However, due to certain changes in the language of trustees' and officers' liability insurance policies in the past few years, the trustees' and officers' liability insurance policies covering the defendants in this case contain provisions that eliminate coverage for any action brought directly by the Fund against these defendants, known as, *inter alia*, the "insured versus insured exclusion." As a result, if these trustees were to sue themselves or certain of the officers of the Fund, there would be no trustees' and officers' insurance protection and thus, this is a further reason why they will not bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage exists and will provide a basis for the Fund to effectuate recovery. If there is no trustees' and officers' liability insurance at all then the current trustees will not cause the Fund to sue them, since they will face a large uninsured liability.

77. Moreover, despite the Individual Defendants having knowledge of the claims and causes of action raised by plaintiff, the current trustees have failed and refused to seek to recover for the Fund for any of the wrongdoing alleged by plaintiff herein.

78. Plaintiff has not made any demand on shareholders of the Fund to institute this action since such demand would be a futile and useless act for the following reasons:

a. The Fund has thousands of shareholders;

b. Making demand on such a number of shareholders would be impossible for plaintiff who has no way of finding out the names, addresses or phone numbers of shareholders; and

c. Making demand on all shareholders would force plaintiff to incur huge expenses, assuming all shareholders could be individually identified.

COUNT I

Against All Defendants for Breach of Fiduciary Duty

79. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

80. The defendants owed and owe the Fund fiduciary obligations. By reason of their fiduciary relationships, defendants owed and owe the Fund the highest obligation of good faith, fair dealing, loyalty and due care.

81. The defendants and each of them, violated and breached their fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith and supervision.

82. Each of the defendants had actual or constructive knowledge that they had secret agreements to allow favored investors to late trade and time trade at the expense of the Fund. These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Fund's corporate interests.

83. As a direct and proximate result of the defendants' failure to perform their fiduciary obligations, the Fund has sustained significant damages. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

84. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT II

Against All Defendants for Abuse of Control

85. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

86. The defendants' misconduct alleged herein constituted an abuse of their ability to control and influence the Fund, for which they are legally responsible.

87. As a direct and proximate result of the defendants' abuse of control, the Fund has sustained significant damages.

88. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

89. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT III

Against All Defendants for Gross Mismanagement

90. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

91. By their actions alleged herein, the defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of the Fund in a manner consistent with the operations of a publicly held mutual fund.

92. As a direct and proximate result of the defendants' gross mismanagement and breaches of duty alleged herein, the Fund has sustained significant damages in excess of millions of dollars.

93. As a result of the misconduct and breaches of duty alleged herein, the defendants are liable to the Fund.

94. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT IV

Against All Defendants for Waste of Corporate Assets

95. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

96. As a result of the failing to properly consider the interests of the Fund by failing to conduct proper supervision, defendants have caused the Fund to waste valuable corporate assets by paying incentive based bonuses to certain of its executive officers and forfeiting the Fund's right to collect millions of dollars in legitimate fees from favored investors.

97. As a result of the waste of corporate assets, the defendants are liable to the Fund.

98. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT V

Against All Defendants for Unjust Enrichment

99. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

100. By their wrongful acts and omissions, defendants were unjustly enriched at the expense of and to the detriment of the Fund.

101. Plaintiff, as a fundholder and representative of the Fund, seeks restitution from these defendants and each of them and seeks an order of this Court disgorging all profits, benefits and other compensation obtained by these defendants and each of them, from their wrongful conduct and fiduciary breaches.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

(1) Against all of the defendants and in favor of the Fund for the amount of damages sustained by the Fund as a result of the defendants' breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment;

(2) Extraordinary equitable and/or injunctive relief as permitted by law, equity and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust on or otherwise restricting the proceeds of defendants' activities or their other assets so as to assure that plaintiff on behalf of the Fund has an effective remedy;

(3) Awarding to the Fund restitution from the defendants and each of them and ordering disgorgement of all profits, benefits and other compensation obtained by the defendants;

(4) Awarding to plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs and expenses; and

(5) Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: March 15, 2004

Peter A. Lagorio

Peter A. Lagorio (BBO #567379)
GILMAN AND PASTOR, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
Telephone: 781/231-7850
Facsimile: 781/231-7840

FARUQI & FARUQI
NADEEM FARUQI
ANTHONY VOZZOLO
320 East 39th Street
New York, NY 10016
Telephone: 212/983-9330
Facsimile: 212/983-9331

ROBBINS UMEDA & FINK, LLP
BRIAN J. ROBBINS
JEFFREY P. FINK
1010 Second Ave., Suite 2360
San Diego, CA 92101
Telephone: 619/525-3990
Facsimile: 619/525-3991

Attorneys for Plaintiff

VERIFICATION

Leon Brazin states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

Leon Brazin (signature)
Leon Brazin

03/10/04
Date

SUPERIOR COURT OF THE STATE OF MASSACHUSETTS
COUNTY OF SUFFOLK

PETER KAVALER, Derivatively On Behalf of PUTNAM INCOME FUND, Plaintiff, vs. JOHN A. HILL, JAMESON A. BAXTER, CHARLES B. CURTIS, RONALD J. JACKSON, PAUL L. JOSKOW, ELIZABETH T. KENNAN, LAWRENCE J. LASSER, JOHN H. MULLIN, III, ROBERT E. PATTERSON, GEORGE PUTNAM, III, A.J. C. SMITH, W. THOMAS STEPHENS, W. NICHOLAS THORNDIKE, CHARLES E. PORTER, PATRICIA C. FLAHERTY, KARNIG H. DURGARIAN, STEVEN D. KRICHMAR, MICHAEL T. HEALY, BRETT C. BROWCHUK, CHARLES E. HALDEMAN, JR., LAWRENCE J. LASSER, BETH S. MAZOR, RICHARD A. MONAGHAN, STEPHEN M. ORISTAGLIO, GORDON H. SILVER, MARK C. TRENCHARD, DEBORAH F. KUENSTNER, JUDITH COHEN, MARSH & MCLENNAN COMPANIES, INC., PUTNAM INVESTMENT MANAGEMENT, LLC, PUTNAM INVESTMENT FUNDS, PUTNAM INVESTMENT TRUSTS, Defendants. - and - PUTNAM INCOME FUND, a Massachusetts corporation, Nominal Defendant.	Case No. 04-1114 G VERIFIED DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY, ABUSE OF CONTROL, GROSS MISMANAGEMENT, WASTE OF CORPORATE ASSETS AND UNJUST ENRICHMENT DEMAND FOR JURY TRIAL

SUFFOLK SUPERIOR COURT
CIVIL CLERK'S OFFICE
2004 MAR 15 P 12:53
MICHAEL JOSEPH DONOVAN
CLERK/MAGISTRATE

Plaintiff, by his attorneys, submits this Derivative Complaint (the "Complaint") against the defendants named herein.

NATURE OF THE ACTION

1. This is a derivative action brought by holders of Putnam Income Fund (the "Fund") on behalf of the Fund against certain of its officers and trustees seeking to remedy defendants' violations of state law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment that occurred between October 1998 and the present (the "Relevant Period") and that have caused substantial losses to the Fund and other damages, such as to its reputation and goodwill.

JURISDICTION AND VENUE

2. The Fund is a citizen of Massachusetts as it is incorporated in Massachusetts. The forc joint contact is sufficient to justify the exercise of personal jurisdiction over all the defendants by the Massachusetts courts.

SUMMARY OF THE ACTION

3. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants and their clients to the detriment of plaintiff and the Fund: As part and parcel of defendants' unlawful conduct, defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose:

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds prices their shares.

4. Putnam Investments is currently under investigation for the acts alleged herein by the Secretary of State of the Commonwealth of Massachusetts and the New York State Attorney

General, each of which have served subpoenas on Putnam Investments in connection with their investigations. On October 21, 2003, the *Boston Globe* reported that Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud for engaging in market timing. In relevant part, the Globe reported as follows:

> Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud within the next few days, say two people involved in the investigation. The charges would ensnare one of Boston's largest mutual fund firms in a burgeoning probe into abusive practices in the fund industry.
>
> Galvin and New York Attorney General Eliot Spitzer have moved aggressively in the last two months against the mutual fund industry, which had largely avoided the lawsuits and scandals that have plagued corporate America and the securities industry since the Internet bubble burst in early 2000. Spitzer, in particular, has shown that certain big investors received preferential treatment at some fund houses, undermining investors' faith that the rules apply equally to all shareholders. Formal complaints against Putnam, the nation's fifth-largest fund family, would suggest that the scope of the inquiries is widening. Investigators are probing whether the trading practice known as market timing -- trading quickly into and out of funds, to take advantage of short-term price fluctuations -- was being employed by small-time individual investors as well as by sophisticated brokerage houses. The two people involved in the investigation said the state Securities Division, which Galvin oversees, intends to charge Putnam with at least two counts of securities fraud. One count would allege the company let individuals trade rapidly in and out of their mutual fund accounts -- despite company policies that prohibit excessive trading. A second would allege that Putnam failed to treat shareholders equally, by allowing some to market-time their accounts, and not others. The state is expected to allege that by not upholding its policies, Putnam in effect said one thing and did another as well as treated its customers unequally. The state is expected to argue that both would constitute civil fraud in Massachusetts.

THE PARTIES

5. Plaintiff Peter Kavaler is, and was at times relevant hereto, an owner and holder of the Fund. Plaintiff is a citizen of New York.

6. The Fund is a nominal defendant and a corporation organized and existing under the laws of the State of Massachusetts with its headquarters located at One Post Office Square, Boston, Massachusetts.

7. Defendant John A. Hill ("Hill") was, at all times relevant hereto, a trustee of the Fund.

8. Defendant Jameson A. Baxter ("Baxter") was, at all times relevant hereto, a trustee of the Fund.

9. Defendant Charles B. Curtis ("Curtis") was, at times relevant hereto, a trustee of the Fund.

10. Defendant Ronald J. Jackson ("Jackson") was, at all times relevant hereto, a trustee of the Fund.

11. Defendant Paul L. Joskow ("Joskow") was, at all times relevant hereto, a trustee of the Fund.

12. Defendant Elizabeth T. Kennan ("Kennan") was, at all times relevant hereto, a trustee of the Fund.

13. Defendant Lawrence J. Lasser ("Lasser") was, at all times relevant hereto, a trustee of the Fund.

14. Defendant John H. Mullin, III ("Mullin") was, at all times relevant hereto, a trustee of the Fund.

15. Defendant Robert E. Patterson ("Patterson") was, at all times relevant hereto, a trustee of the Fund.

16. Defendant George Putnam, III ("Putnam") was, at all times relevant hereto, a trustee and officer of the Fund.

17. Defendant A.J.C. Smith ("Smith") was, at all times relevant hereto, a trustee of the Fund.

18. Defendant W. Thomas Stephens ("Stephens") was, at all times relevant hereto, a trustee of the Fund.

19. Defendant W. Nicholas Thorndike ("Thorndike") was, at all times relevant hereto, a trustee of the Fund.

20. Defendant Charles E. Porter ("Porter") was, at all times relevant hereto, an officer of the Fund.

21. Defendant Patricia C. Flaherty ("Flaherty") was, at all times relevant hereto, an officer of the Fund.

22. Defendant Karnig H. Durgarian ("Durgarian") was, at times relevant hereto, an officer of the Fund.

23. Defendant Steven D. Krichmar ("Krichmar") was, at times relevant hereto, an officer of the Fund.

24. Defendant Michael T. Healy ("Healy") was, at times relevant hereto, an officer of the Fund.

25. Defendant Brett C. Browchuk ("Browchuk") was, at all times relevant hereto, an officer of the Fund.

26. Defendant Charles E. Haldeman, Jr. ("Haldeman") was, at times relevant hereto, an officer of the Fund.

27. Defendant Lawrence J. Lasser ("Lasser") was, at all times relevant hereto, an officer of the Fund.

28. Defendant Beth S. Mazor ("Mazor") was, at times relevant hereto, an officer of the Fund.

29. Defendant Richard A. Monaghan ("Monaghan") was, at all times relevant hereto, an officer of the Fund.

30. Defendant Stephen M. Oristaglio ("Oristaglio") was, at all times relevant hereto, an officer of the Fund.

31. Defendant Gordon H. Silver ("Silver") was, at all times relevant hereto, an officer of the Fund.

32. Defendant Mark C. Trenchard ("Trenchard") was, at times relevant hereto, an officer of the Fund.

33. Defendant Deborah F. Kuenstner ("Kuenstner") was, at all times relevant hereto, an officer of the Fund.

34. Defendant Judith Cohen ("Cohen") was, at all times relevant hereto, an officer of the Fund.

35. The Defendants listed in ¶¶7-34 are collectively referred to herein as the "Individual Defendants."

36. Defendant Marsh & McLennan Companies, Inc. ("Marsh & McLennan") is the ultimate parent of defendants bearing the Putnam name. Marsh & McLennan is a New York City-based professional services firm that, through its subsidiaries, operates in the insurance, investment management and consulting industries. Marsh & McLennan is headquartered at 1166 Avenue of the Americas, New York, New York 10036.

37. Defendant Putnam Investments Trust ("Putnam Investments") is a subsidiary of Marsh & McLennan and operates as Marsh & McLennan's investment management arm, catering to individual and institutional investors and offering an array of investment products and services. Putnam Investments is headquartered at One Post Office Square, Boston, Massachusetts.

38. Defendant Putnam Investment Management LLC ("Putnam Investment Management") is registered as an investment advisor under the Investment Advisers Act and managed and advised the Putnam Funds during the Relevant Period. Putnam Investment Management has ultimate responsibility for overseeing the day-today management of the Putnam Funds. Putnam Investment Management is headquartered at One Post Office Square, Boston, Massachusetts. Putnam Investment Management is a subsidiary of Putnam Investments.

39. Defendant Putnam Investment Funds is the registrant and issuer of each the Putnam Funds except for the following funds, which are the registrants and issuers of their own shares or units, respectively: Putnam American Government Income Fund, Putnam Arizona Tax Exempt Income Fund, Putnam Asset Allocation: Balanced Portfolio, Putnam Asset Allocation: Growth Portfolio, Putnam California Tax Exempt Income Fund, Putnam Capital Appreciation Fund, Putnam Capital Opportunities Fund, Putnam Convertible Income-Growth Trust, Putnam Florida Tax Exempt Income Fund, Putnam Massachusetts Tax Exempt Income Funds, Putnam Michigan Tax Exempt Income Fund, Putnam Minnesota Tax Exempt Income Fund, Putnam Money Market Fund, Putnam Municipal Income Fund, Putnam New Jersey Tax Exempt Income Fund, Putnam New Opportunities Fund, Putnam New Value Fund, Putnam New York Tax Exempt Income Fund, Putnam New York Tax Exempt Opportunities Fund, Putnam Ohio Tax Exempt Income Fund, Putnam Pennsylvania Tax Exempt Income Fund, Putnam Tax Exempt Income Fund, Putnam Tax Exempt Money Market Fund, Putnam Tax Smart Equity Fund, Putnam Tax-Free High Yield Fund, Putnam Tax-Free Insured Fund

and Putnam U.S. Government Income Trust. Hereinafter, the registrants and issuers are referred to collectively as the "Registrants." Putnam Investment Funds is located at One Post Office Square, Boston, Massachusetts.

40. The Defendants listed in ¶¶36-39 are collectively referred to herein as the "Advisor Defendants."

DUTIES OF THE INDIVIDUAL DEFENDANTS

41. By reason of their positions as trustees and officers of the Fund and because of their ability to control the Fund, the Individual Defendants owed the Fund and its fundholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Fund in a fair, just, honest and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Fund and its holders so as to benefit all holders equally and not in furtherance of their personal interest or benefit.

42. Likewise, the Advisor Defendants, because of heir relationships with the Fund and their ability to control the day-to-day management of the Fund, owe the same duty to the Fund as the Individual Defendants.

43. Each officer, director and advisor of the Fund owes the Fund and its fundholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Fund and in the use and preservation of its property and assets and the highest obligations of fair dealing. In addition, as officers, trustees and advisors of a publicly held Fund, the Individual Defendants had a duty to promptly disseminate accurate and truthful information so that the market price of the Fund would be based on truthful and accurate information.

44. The Individual Defendants and Advisor Defendants, because of their positions of control and authority as officers, trustees and/or advisors of the Fund, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

45. At all times relevant hereto, each of the defendants was the agent of each of the other defendants and of the Fund and was at all times acting within the course and scope of such agency.

46. To discharge their duties, the officers, trustees and advisors of the Fund were required to exercise reasonable and prudent supervision over the management, policies, practices and controls

of the financial affairs of the Fund. By virtue of such duties, the officers, trustees and advisors of the Fund were required to, among other things:

a. Refrain from acting upon material inside corporate information to benefit themselves;

b. Ensure that the Fund complied with its legal obligations and requirements, including acting only within the scope of its legal authority and disseminating truthful and accurate statements to the SEC and the investing public;

c. Conduct the affairs of the Fund in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Fund's assets and to maximize the value of the Fund's stock;

d. Remain informed as to how the Fund conducted its operations and, upon receipt of notice or information of imprudent or unsound conditions or practices, to make reasonable inquiry in connection therewith and to take steps to correct such conditions or practices and make such disclosures as necessary to comply with federal and state securities laws; and

e. Ensure that the Fund was operated in a diligent, honest and prudent manner in compliance with all applicable federal, state and local laws, rules and regulations.

47. Each defendant, by virtue of his, her, or its position as a officer, director and/or advisor owed to the Fund and to its fundholders the fiduciary duties of loyalty, good faith and the exercise of due care and diligence in the management and administration of the affairs of the Fund, as well as in the use and preservation of its property and assets. The conduct of the defendants complained of herein involves a knowing and culpable violation of their obligations as officers, trustees and advisors of the Fund, the absence of good faith on their part and a reckless disregard for their duties to the Fund and its shareholders that the defendants were aware or should have been aware posed a risk of serious injury to the Fund. The conduct of the defendants who were also officers, trustees and advisors of the Fund during the Relevant Period has been ratified by the remaining defendants who collectively comprised all of the Funds' fiduciaries during the Relevant Period.

48. The defendants breached their duties of loyalty and good faith by allowing the other defendants to cause or by themselves causing the Fund to give preferential treatment to customers, as detailed herein *infra* and by failing to prevent the other defendants from taking such illegal actions.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

49. In committing the wrongful acts alleged herein, the defendants have pursued, or joined in the pursuit of, a common course of conduct and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the defendants further aided and abetted and/or assisted each other in breach of their respective duties.

50. During all times relevant hereto, the defendants collectively and individually initiated a course of conduct that was designed to and did: (i) conceal the fact that the Fund was improperly allowing after hours trading, in order to allow defendants to profit at the expense of the Fund and plaintiff; (ii) maintain the defendants' executive, officer, director and advisor positions at the Fund and the profits, power and prestige that the defendants enjoyed as a result of these positions; and (iii) deceive the investing public, including holders of the Fund, regarding the defendants' management of the Fund's operations, specifically related to the funds net asset value that had been misrepresented by defendants throughout the Relevant Period. In furtherance of this plan, conspiracy and course of conduct, the defendants collectively and individually took the actions set forth herein.

51. The defendants engaged in a conspiracy, common enterprise and/or common course of conduct commencing by at least October 1998 and continuing thereafter. During this time, the defendants caused the Fund to conceal the true fact that defendants allowed preferred customers to time their trades in and out of the Fund.

52. The purpose and effect of the defendants' conspiracy, common enterprise and/or common course of conduct was, among other things, to disguise the defendants' violations of law, breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment; and to conceal adverse information concerning the after hours trading of preferred

customers so they could protect and enhance their executive, officer, director and advisor positions and the substantial compensation and prestige they obtained as a result thereof.

53. The defendants accomplished their conspiracy, common enterprise and/or common course of conduct by causing the Fund to purposefully, recklessly or negligently allowing the unlawful practices described herein. Because the actions described herein occurred under the authority of the officers, trustees and advisors, each of the defendants was a direct, necessary and substantial participant in the conspiracy, common enterprise and/or common course of conduct complained of herein.

54. Each of the defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing and was aware of his or her or its overall contribution to and furtherance of the wrongdoing.

FACTUAL ALLEGATIONS

The Double Standard for Favored Investors

55. Mutual Funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Unbeknownst to investors, from at least as early as October 1, 1998 and until July 3, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Advisor Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of the Fund. Specifically, Putnam Investment Management, as manager of the Fund, profited from fees charged to the Fund that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which artificially and materially affected the value of the Fund, favored investors, agreed to park substantial assets in Putnam. Furthermore, the favored investors secretly disguised additional, improper compensation to the Advisor Defendants as interest payments on monies loaned by the Advisor Defendants to the favored investors for the purpose of

financing the illegal scheme. The synergy between the Advisor Defendants and the favored investors hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely.

Illegal Late Trading

56. "Late trading" exploits the unique way in which mutual funds, including the Fund, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the Net Asset Value ("NAV"), generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the Fund manager maintains for the Fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed after 4:00 p.m. EST are supposed to be filled using the following day's price.

57. In violation of SEC regulations, the Advisor Defendants secretly allowed the favored investors to place orders after 4:00 p.m. on any given day and still receive (illegally) that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the favored investors to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m.

58. For example, a mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the Fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the favored investors to purchase fund shares at the pre-4:00 p.m. price of $10 per share price even after the post-4:00 p.m. news came out and the market had already started to react. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them and then selling the shares the next day at the higher price. This harmful practice is completely undisclosed in the Prospectuses by which the Fund was marketed and sold. Moreover,

late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. *See* 17 C.F.R. §270.22c-1(a).

Secret Timed Trading

59. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. The taking advantage of this fact and similar strategies are known as "time zone arbitrage."

60. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This strategy is sometimes referred to as "liquidity arbitrage."

61. Like late trading, effective timing captures an arbitrage profit the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the Fund. If the timer sells short on bad days - as favored investors did - the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been.

62. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable

capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

63. It is widely acknowledged that timing inures to the detriment of mutual fund and its long term fundholders and, because of this detrimental effect, the relevant Prospectuses stated that timing is monitored and that the Advisor Defendants work to prevent it. These statements were materially false and misleading because, not only did the defendants allow favored investors to time their trades, the Advisor Defendants also financed certain of the favored investors' timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

64. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint charging fraud, amongst other violations of law, in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full- scale investigation (the "Spitzer Complaint"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investor losses.

65. On September 4, 2003 *The Wall Street Journal* reported that the New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares. In return for receiving this favored treatment, which damaged the long term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefitted the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern ... finds himself at the center of a sweeping investigation into the mutual- fund industry after paying $40 million to settle charges of illegal trading made by the New York State

> Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual- fund families--including Bank of America Corp's, Putnam Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp.-- by promising to make substantial investments in various funds managed by these institutions.

The article indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg, stating as follows:

> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."

66. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices. Putnam Investments was one of the mutual fund entities subpoenaed by the New York Attorney General.

67. On September 16, 2003, Massachusetts Secretary of the Commonwealth William Galvin announced the launching of a probe into improper fund trading at Putnam Investments in Boston. *The Boston Herald* reported on September 16, 2003 that "Galvin said his staff sent several subpoenas to Putnam last Thursday to learn about possible improper market timing-- that is, making short-term trades of fund shares, often at the expense of long-term shareholders." The article highlighted that Secretary of State Galvin noted that his office had good reasons to believe that Putnam Investments was involved in the conduct alleged herein, stating that, "[t]his is not a fishing

expedition ... We obviously have probably cause of some kind to make these inquiries." The probe was focused on "trades in one of Putnam's international funds," according to the article.

68. On October 21, 2003, the *Boston Globe* reported that Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud for engaging in market timing. In relevant part, the Globe reported as follows:

> Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud within the next few days, say two people involved in the investigation. The charges would ensnare one of Boston's largest mutual fund firms in a burgeoning probe into abusive practices in the fund industry.
>
> Galvin and New York Attorney General Eliot Spitzer have moved aggressively in the last two months against the mutual fund industry, which had largely avoided the lawsuits and scandals that have plagued corporate America and the securities industry since the Internet bubble burst in early 2000. Spitzer, in particular, has shown that certain big investors received preferential treatment at some fund houses, undermining investors' faith that the rules apply equally to all shareholders.
>
> Formal complaints against Putnam, the nation's fifth- largest fund family, would suggest that the scope of the inquiries is widening.
>
> Investigators are probing whether the trading practice known as market timing -- trading quickly into and out of funds, to take advantage of short-term price fluctuations -- was being employed by small-time individual investors as well as by sophisticated brokerage houses.
>
> The two people involved in the investigation said the state Securities Division, which Galvin oversees, intends to charge Putnam with at least two counts of securities fraud.
>
> One count would allege the company let individuals trade rapidly in and out of their mutual fund accounts -- despite company policies that prohibit excessive trading.
>
> A second would allege that Putnam failed to treat shareholders equally, by allowing some to market-time their accounts, and not others.
>
> The state is expected to allege that by not upholding its policies, Putnam in effect said one thing and did another as well as treated its customers unequally. The state is expected to argue that both would constitute civil fraud in Massachusetts.

The Prospectuses Were Materially False and Misleading

69. Defendants caused the issuance of false and misleading prospectuses (the "Prospectuses") regarding the Funds' policies on late trading and timed trading.

70. The Prospectuses falsely stated that the Putnam Funds actively safeguard shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the January 30, 2003 Putnam International New Opportunities Fund prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the Putnam Funds deters the practice, stating as follows:

> The exchange privilege is not intended as a vehicle for short-term trading. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. In order to limit excessive exchange activity and otherwise to promote the best interests of the fund, the fund imposes a redemption fee of 1.00% of the total exchange amount (calculated at market value) on exchanges of shares held less than 90 days. The fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange. The fund into which you would like to exchange may also reject your exchange. These actions may apply to all shareholders or only to those shareholders whose exchanges Putnam Management determines are likely to have a negative effect on the fund or other Putnam funds.
>
> ***
>
> The fund imposes a redemption fee of 1.00% of the total redemption amount (calculated at market value) if you sell or exchange your shares after holding them for less than 90 days. The redemption fee is paid directly to the fund, and is designed to offset brokerage commissions, market impact, and other costs associated with short-term trading. For purposes of determining whether the redemption fee applies, the shares that were held the longest will be redeemed first.

71. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. That defendants had entered into an agreement allowing the favored investors to time their trading of the Putnam Funds shares;

b. That, pursuant to that agreement, the favored investors regularly timed their trading in Putnam shares;

c. That, contrary to the express representations in the Prospectuses, the Putnam Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against favored investors and waived the redemption fees, at the expense of ordinary Putnam Funds investors, that the favored investors should have been required to pay, pursuant to stated Putnam Funds' policies;

d. That the Fund Defendants regularly allowed favored investors to engage in trades that were disruptive to the efficient management of the Putnam Funds and/or increased the Putnam Funds' costs and thereby reduced the Putnam Funds' actual performance; and

e. That the amount of compensation paid by the Putnam Funds to Putnam Investment Management because of the Putnam Funds' secret agreement with favored defendants and others provided additional undisclosed compensation to Putnam Investment Management by the Putnam Funds and their respective shareholders, including plaintiff.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

72. Plaintiff brings this action derivatively in the right and for the benefit of the Fund to redress injuries suffered and to be suffered, by the Fund as a direct result of the breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment, as well as the aiding and abetting thereof, by the defendants. The Fund is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

73. Plaintiff will adequately and fairly represent the interests of the Fund in enforcing and prosecuting its rights.

74. Plaintiff has not made a written demand of the current Board of Trustees as they have yet to acknowledge their wrongdoing and thus continue to cause irreparable injury to the Fund.

75. Plaintiff is and was a fundholder of the Fund during times relevant to the defendants' wrongful course of conduct alleged herein and remains a fundholder of the Fund.

76. The current trustees of the Fund consists of the following individuals: defendants Hill, Baxter, Curtis, Jackson, Joskow, Kennan, Lasser, Mullin, Patterson, Putnam, Smith, Stephens and Thorndike. Plaintiff has not made any demand on the present trustees of the Fund to institute this

action because such a demand would be a futile, wasteful and useless act, particularly for the following reasons:

a. The trustees and senior management participated in the wrongs complained of herein. The Fund's trustees are not disinterested or independent due to their abdication of their responsibilities to oversee the Fund's officers who were also agents for the Advisor Defendants. Pursuant to their specific duties as trustees, each was charged with the management of the Fund and to conduct its business affairs. Each of the above-referenced defendants breached the fiduciary duties that they owed to the Fund. Thus, the Fund trustees cannot exercise independent objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because they are interested personally in the outcome as it is their actions, inactions, abdication and improper delegation that has resulted in the very conduct complained of herein;

b. The trustees of the Fund, as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs or recklessly and/or negligently disregarded the wrongs complained of herein and are therefore not disinterested parties;

c. In order to bring this suit, all of the trustees of the Fund would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand;

d. The acts complained of constitute violations of the fiduciary duties owed by the trustees, the Fund's officers and advisors and these acts are incapable of ratification;

e. Each of the trustees of the Fund authorized and/or permitted the false statements disseminated directly to the public or made directly to securities analysts and which were made available and distributed to fundholders, authorized and/or permitted the issuance of various of the false and misleading statements and are principal beneficiaries of the wrongdoing alleged herein and thus could not fairly and fully prosecute such a suit even if such suit was instituted by them;

f. Any suit by the current trustees of the Fund to remedy these wrongs would likely expose the defendants to further violations of the securities laws that would result in civil

actions being filed against one or more of the defendants, thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves;

g. The Fund has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the trustees have not filed any lawsuits against themselves or others who were responsible for that wrongful conduct to attempt to recover for the Fund any part of the damages the Fund suffered and will suffer thereby; and

h. If the Fund's current and past officers and trustees are protected against personal liability for their acts of mismanagement, abuse of control and breach of fiduciary duty alleged in this Complaint by trustees' and officers' liability insurance, they caused the Fund to purchase that insurance for their protection with corporate funds, *i.e.*, monies belonging to the mutual fund holders of the Fund. However, due to certain changes in the language of trustees' and officers' liability insurance policies in the past few years, the trustees' and officers' liability insurance policies covering the defendants in this case contain provisions that eliminate coverage for any action brought directly by the Fund against these defendants, known as, *inter alia*, the "insured versus insured exclusion." As a result, if these trustees were to sue themselves or certain of the officers of the Fund, there would be no trustees' and officers' insurance protection and thus, this is a further reason why they will not bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage exists and will provide a basis for the Fund to effectuate recovery. If there is no trustees' and officers' liability insurance at all then the current trustees will not cause the Fund to sue them, since they will face a large uninsured liability.

77. Moreover, despite the Individual Defendants having knowledge of the claims and causes of action raised by plaintiff, the current trustees have failed and refused to seek to recover for the Fund for any of the wrongdoing alleged by plaintiff herein.

78. Plaintiff has not made any demand on shareholders of the Fund to institute this action since such demand would be a futile and useless act for the following reasons:

a. The Fund has thousands of shareholders;

b. Making demand on such a number of shareholders would be impossible for plaintiff who has no way of finding out the names, addresses or phone numbers of shareholders; and

c. Making demand on all shareholders would force plaintiff to incur huge expenses, assuming all shareholders could be individually identified.

COUNT I

Against All Defendants for Breach of Fiduciary Duty

79. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

80. The defendants owed and owe the Fund fiduciary obligations. By reason of their fiduciary relationships, defendants owed and owe the Fund the highest obligation of good faith, fair dealing, loyalty and due care.

81. The defendants and each of them, violated and breached their fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith and supervision.

82. Each of the defendants had actual or constructive knowledge that they had secret agreements to allow favored investors to late trade and time trade at the expense of the Fund. These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Fund's corporate interests.

83. As a direct and proximate result of the defendants' failure to perform their fiduciary obligations, the Fund has sustained significant damages. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

84. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT II

Against All Defendants for Abuse of Control

85. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

86. The defendants' misconduct alleged herein constituted an abuse of their ability to control and influence the Fund, for which they are legally responsible.

87. As a direct and proximate result of the defendants' abuse of control, the Fund has sustained significant damages.

88. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

89. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT III

Against All Defendants for Gross Mismanagement

90. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

91. By their actions alleged herein, the defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of the Fund in a manner consistent with the operations of a publicly held mutual fund.

92. As a direct and proximate result of the defendants' gross mismanagement and breaches of duty alleged herein, the Fund has sustained significant damages in excess of millions of dollars.

93. As a result of the misconduct and breaches of duty alleged herein, the defendants are liable to the Fund.

94. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT IV

Against All Defendants for Waste of Corporate Assets

95. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

96. As a result of the failing to properly consider the interests of the Fund by failing to conduct proper supervision, defendants have caused the Fund to waste valuable corporate assets by paying incentive based bonuses to certain of its executive officers and forfeiting the Fund's right to collect millions of dollars in legitimate fees from favored investors.

97. As a result of the waste of corporate assets, the defendants are liable to the Fund.

98. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT V

Against All Defendants for Unjust Enrichment

99. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

100. By their wrongful acts and omissions, defendants were unjustly enriched at the expense of and to the detriment of the Fund.

101. Plaintiff, as a fundholder and representative of the Fund, seeks restitution from these defendants and each of them and seeks an order of this Court disgorging all profits, benefits and other compensation obtained by these defendants and each of them, from their wrongful conduct and fiduciary breaches.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

(1) Against all of the defendants and in favor of the Fund for the amount of damages sustained by the Fund as a result of the defendants' breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment;

(2) Extraordinary equitable and/or injunctive relief as permitted by law, equity and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust on or otherwise restricting the proceeds of defendants' activities or their other assets so as to assure that plaintiff on behalf of the Fund has an effective remedy;

(3) Awarding to the Fund restitution from the defendants and each of them and ordering disgorgement of all profits, benefits and other compensation obtained by the defendants;

(4) Awarding to plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs and expenses; and

(5) Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: March 15, 2004

Peter A. Lagorio

Peter A. Lagorio (BBO #567379)
GILMAN AND PASTOR, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
Telephone: 781/231-7850
Facsimile: 781/231-7840

FARUQI & FARUQI
NADEEM FARUQI
ANTHONY VOZZOLO
320 East 39th Street
New York, NY 10016
Telephone: 212/983-9330
Facsimile: 212/983-9331

ROBBINS UMEDA & FINK, LLP
BRIAN J. ROBBINS
JEFFREY P. FINK
1010 Second Ave., Suite 2360
San Diego, CA 92101
Telephone: 619/525-3990
Facsimile: 619/525-3991

Attorneys for Plaintiff

VERIFICATION

Peter Kavaler states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

Peter Kavaler

03/10/04
Date